
06037742

BUILDING STRENGTH

ANNUAL REPORT 2005


infocrossing™ Inc.



CONTENT



5 Year Revenue Growth
(in thousands)
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
2001
2002
2003
2004
2005



5 Year EBITDA* Growth
(in thousands)
30,000
20,000
10,000
-
(10,000)
(20,000)
(30,000)
(40,000)
2001
2002
2003
2004
2005



5 Year Shareholder's Equity/Deficit at Dec. 31
(in thousands)
120,000
100,000
80,000
60,000
40,000
20,000
-
(20,000)
2001
2002
2003
2004
2005

* A reconciliation of non-GAAP to GAAP measures can be found on page 56

SELECTED FINANCIAL DATA

(IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS)

The selected balance sheet data as of December 31, 2005 and 2004 and the selected statement of operations data for the years ended December 31, 2005, 2004, and 2003 have been derived from our audited financial statements included elsewhere herein. The selected balance sheet data as of December 31, 2003, 2002 and 2001 and the statement of operations data for the years ended December 31, 2002 and 2001 have been derived from our audited financial statements not included herein. You should read these selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", our financial statements and the notes to those statements included elsewhere herein.

SELECTED STATEMENT OF OPERATIONS DATA

	YEARS ENDED DECEMBER 31,				
	2005	2004	2003	2002	2001 (a)
Revenues	$ 148,006	$ 104,949	$ 55,228	$ 50,774	$ 26,987
Net income (loss) from continuing operations	$ 2,573	$ 19,963	$ 1,356	$ 1,137	$ (36,524)
Accretion and dividends on redeemable preferred stock (b)	$ -	$ -	$ (6,877)	$ (9,293)	$ (8,524)
Net income (loss) to common stockholders	$ 2,573	$ 19,963	$ (5,521)	$ (8,156)	$ (45,048)
Net income (loss) to common stockholders per diluted common share	$ 0.12	$ 0.95	$ (0.76)	$ (1.52)	$ (7.77)

SELECTED BALANCE SHEET DATA

	AS OF DECEMBER 31,				
	2005	2004	2003	2002	2001
Goodwill (c)	$ 150,799	$ 103,177	$ 28,361	$ 28,451	$ 7,737
Total assets	$ 286,435	$ 216,650	$ 67,138	$ 65,495	$ 58,774
Notes payable, long term debt, and capitalized lease obligations, net of current portion	$ 123,734	$ 100,432	$ 25,732	$ 10,878	$ 3,632
Redeemable preferred stock (b)	$ -	$ -	$ -	$ 53,188	$ 43,961
Common stockholders' equity (deficit)	$ 107,030	$ 91,237	$ 30,801	$ (12,205)	$ (6,036)

(a) Included in the net loss to common stockholders in 2001 was $9,823,000 in amortization of a restricted stock award and a $5,650,000 loss on leased facilities and office closings.

(b) In May 2000, we raised $60 million through a private placement of redeemable preferred stock and warrants to purchase 2.7 million shares of common stock. The redeemable preferred stock was initially recorded net of a discount representing that portion of the proceeds assigned to the warrants. The difference between the face value and the book value of the redeemable preferred stock was being accreted over a seven-year period through a charge to retained earnings. In addition, dividends accrued on the redeemable preferred stock at an 8% annual rate, compounded quarterly. On October 21, 2003, we exchanged all outstanding redeemable preferred stock (including the rights to all unpaid dividends) and warrants issued in the May 2000 private placement for $55 million in cash and notes payable for $25 million. We obtained the cash for this transaction from a private offering of 9.7 million shares of common stock and warrants to purchase 3.4 million shares of common stock that also closed on October 21, 2003. The redemption of the redeemable preferred stock ended the accretion and accrual of dividends as of the redemption date. Had the redemption not taken place, accretion and the accrual of dividends would have been approximately $10.1 million in 2003.

(c) All goodwill has arisen from acquisitions: (i) $20,624,000 from the acquisition of AmQuest, Inc. (now Infocrossing Southeast, Inc.) in February 2002; (ii) $76,042,000 from the acquisition of ITO Acquisition Corporation (now Infocrossing West, Inc.), Infocrossing Healthcare Services, Inc., and minor acquisitions during 2004; and (iii) $46,396,000 from the acquisition of (i)Structure, LLC in November 2005.

To Our Shareholders

Fiscal 2005 was an important year for Infocrossing, one that saw the Company reach record revenues and earnings before interest, taxes, depreciation and amortization (EBITDA)*, and one in which we made important strategic moves that strengthened our position in the market and provided the foundation for long-term growth in the IT outsourcing industry.

Looking back at our success, it is hard to believe that it was just four years ago that we set our sights on becoming one of the leading providers of selective IT outsourcing services in the United States. In 2001, we were a regional IT services company with clients in a single data center, a strong core competency in computing operations and a client base that entrusted Infocrossing with their mission-critical applications.

We saw a clear opportunity for a flexible, customer-focused company to become a market leader by redefining how businesses outsource their IT operations. And we set a clear path for achieving our objectives by focusing on four pillars for success: providing superior value by enabling clients to achieve the financial, technology and business benefits of outsourcing without losing control over their operations; building a national data center infrastructure to expand our geographic footprint; expanding our capabilities to provide clients with a full set of selective outsourcing solutions; and accelerating our growth by acquiring complementary companies that add to our capabilities, infrastructure and client base and can be consolidated into our operations.

Our financial results for 2005 reflect the strength of our growth strategy

Our financial results for 2005 reflect the strength of our growth strategy. Key financial metrics including revenues, EBITDA*, cash from operations and free cash flow all increased compared with 2004. Revenues grew $43.0 million to $148.0 million for 2005, a 41% increase. EBITDA* was $22.1 million, an increase of $525 thousand, or 2.4%, compared with 2004. Cash generated from operations increased 248% to $21.9 million for 2005, compared with $6.3 million for 2004. And free cash flow* increased 271% to $16.7 million for 2005, compared with free cash flow* of $4.5 million for 2004. These are solid achievements that underscore the validity of our business model and continue the rapid pace toward achieving our vision of establishing Infocrossing as the premier provider of selective IT outsourcing services in the United States and attaining $250 million in revenue for 2007.

However, we did experience some challenges in 2005. We entered the year with a strong revenue pipeline and favorable industry fundamentals, but our sales organization did not convert the opportunities into sufficient new contracts to provide meaningful organic sales during the year. The combination of a lower level of sales in the first half of the year, and the unusually high dollar value of contracts that came due for renewal resulted in lower revenues, EBITDA and net income than initially forecasted for 2005. We recognized the challenges, focused on renewing contracts with our existing clients to solidify our revenue base, strengthened our sales effort by adding key leadership in business development and marketing, introduced new services to tap into growth markets and acquired (i)Structure, a direct competitor in the selective IT outsourcing industry that provides us with the added capabilities, the enhanced market position and, most importantly, the demonstrated sales success to deliver greater organic sales.

University Health Care System of Augusta, GA, is one client that renewed their outsourcing engagement with Infocrossing in 2005, and is one of several clients whose outsourcing experience is profiled in our 2005 Annual Report. In 1998, the 551 bed hospital system outsourced a

* A reconciliation of non-GAAP to GAAP measures can be found on page 56

mainframe to Infocrossing that supports the hospital's patient admissions, billing and pharmaceutical management applications. With the medical system's requirements for availability and redundancy, it was no longer cost effective to maintain the mainframe in-house. According to the client, the high levels of service and reliability delivered by Infocrossing over the last several years provided the confidence to extend the outsourcing engagement – fully one year before their prior agreement expired. Similar success with other clients, including a four-year renewal of one of our largest IT outsourcing contracts, provided us with the stability and strength to invest resources in the growth of our business.

On August 23, 2005, we introduced a new service that extends our capabilities in business process outsourcing to provide greater value to our existing clients in the health insurance industry and tap into a growth market that is being driven by the new Medicare Part D prescription drug benefit plan. Infocrossing now provides a transaction platform that enables managed care organizations to confirm electronically their members' Medicare eligibility and enrollment status and reconcile Medicare Part D claims.

We have already seen strong growth in the number of companies that have subscribed to this service, including clients such as Universal American Financial Corporation (UAFC). UAFC is a specialty health and life insurance company focused on providing a broad array of health insurance and managed care products and services to the growing senior population. In 2000, the client outsourced the computing infrastructure that supports their claims processing applications to Infocrossing. When the company wanted to expand their business to cover the new Medicare Part D benefit, they found Infocrossing to be a reliable partner with a ready solution that could be deployed quickly to support their Medicare Part D enrollment and reconciliation requirements. In 2005, UAFC became one of forty-five clients that purchased the service since it was first introduced by Infocrossing. Collectively, these companies represent approximately 2.5 million members, or 10% of the 25 million people in the United States who have enrolled in a Medicare Part D plan as of February 22, 2006. We expect our Medicare Part D service to provide strong growth in 2006, as our clients' members enroll in the program and begin submitting claims for reconciliation.

On October 25, 2005, we further strengthened our competitive position by announcing a definitive agreement to acquire (i)Structure, a competing provider of selective outsourcing services. We completed the transaction on November 30, 2005 and paid $82.3 million in cash and approximately $2.5 million in Infocrossing stock. The (i)Structure acquisition was an important move that strengthens our market position, adds capabilities in higher growth areas such as server outsourcing and managed network services, bolsters our sales organization, and provides the foundation for achieving even greater results in 2006 and beyond.

(i)Structure has a complementary business model based on recurring revenue and long-term contracts for providing enterprise-scale clients with mainframe, mid-range and distributed server outsourcing solutions. These operations are delivered from (i)Structure's state-of-the-art data centers located in Omaha, Nebraska and Tempe, Arizona and supported around the clock by a highly skilled technical staff using advanced management tools.

The complementary business model and operating infrastructure made (i)Structure a natural acquisition for Infocrossing. The business is expected to add at least $76 million in revenue in the 12 months following the close of the transaction, and by consolidating our operations, sales and administrative functions, we expect to achieve between $9 million and $11 million in cost savings in 2006. Furthermore, the targeted cost synergies provided us with the expected free cash flow to fund the entire purchase price through a combination of a new $70 million debt facility and the gross proceeds of approximately $25 million from the sale and leaseback of (i)Structure's two data centers.

Most important, (i)Structure provides us with the key requirements to deliver greater organic growth in the future: a leadership position in our segment of the market, demonstrated expertise in high-growth areas within IT outsourcing and a stronger combined sales organization to capture the expected growth.

Over the last five years, (i)Structure has invested in the development of solutions such as distributed server outsourcing and remote managed services, which are expected to outpace the overall growth of the IT outsourcing market. The company has succeeded in attracting new clients that have selectively outsourced these operations to (i)Structure, and has succeeded in selling these capabilities to expand engagements with existing clients such as Simmons, a manufacturer of mattresses and other bedding products. In 1999, Simmons wanted to implement a new ERP system that ran on a mainframe platform, but didn't have the expertise in-house. They outsourced their mainframe operations to (i)Structure, and quickly found that the company had the capabilities to manage other computing platforms, such as Windows NT servers, and remotely monitor and manage network devices – which have all been outsourced to (i)Structure since the start of the initial engagement. We expect to accelerate our growth by building on (i)Structure's success: cross-selling their distributed server and managed services across our larger client base and marketing Infocrossing's email security and business process outsourcing solutions to (i)Structure's clients.

Our success is a direct result of the commitment of our employees

The (i)Structure acquisition also provided us with the opportunity to strengthen our market position and address challenges in our sales organization. We are firmly positioned as a leading service provider for companies that want to selectively outsource those computing operations that are no longer cost effective or practical to maintain in-house. Together, we are large enough to provide clients with the confidence that we have the depth and expertise to manage their mission-critical operations, yet focused enough to provide the flexibility and personal attention required to make outsourcing work.

It's a unique value proposition that is already demonstrating results. In the three months prior to the time the acquisition was announced on October 25, 2005, (i)Structure closed $77 million in new revenue commitments over contract terms up to six years in length. And between October 25 and December 31, 2005, the combined sales organization closed an additional $21.4 million in new revenue commitments over contract terms up to five years in length – bringing the total value of new revenue commitments received in the last five months of 2005 to $98.4 million. We ended the year with the highest revenue backlog in the Company's history and a new revenue pipeline approaching a half-billion dollars in total contract value.

A Word of Thanks

As we reflect on the accomplishments of 2005 and our prospects for the future, we recognize that the foundation of our strength is our people. Our success is a direct result of the commitment of our employees toward achieving our goals, executing our growth strategy and ensuring that we continually provide clients with unsurpassed value as a provider of IT-enabled outsourcing solutions. We thank them for their continued contributions toward our remarkable growth.

We'd also like to thank our shareholders for their continued confidence and unwavering support, which has been instrumental in providing us with the financial strength to continue building Infocrossing into one of the leading providers of selective IT outsourcing services.

We are optimistic about our prospects for the future, and we are confident that with the support of our employees, clients and shareholders, we will achieve even greater results in 2006 and beyond.

Sincerely,



Zach Lonstein
Chairman and CEO



Robert Wallach
Vice Chairman

University Health Care System:
Proactive Stance Makes Infocrossing a Healthy Choice

PROFILE:	551 bed, not-for-profit hospital system in Augusta, Georgia.
CHALLENGES:	University Health Care System needed a reliable, cost-effective way to manage its mainframe operations.
INFOCROSSING'S SOLUTION:	Infocrossing has continually delighted the client by initiating process and technology improvements to enhance the security and availability of critical patient and financial data.
RESULTS:	University Health Care System stays well within its data management budget, exceeds the security and control requirements of external auditors, and achieves its high availability standards.

University Health Care System is one of the largest, most comprehensive health care providers in Georgia. Anchored by a 551 bed, not-for-profit community hospital, the system serves a 25-county region in Georgia and South Carolina. University provides compassionate and skilled care through nursing facilities, home health services, prompt care facilities and rehabilitative care programs.

Like hospitals everywhere, University relies on the accuracy and immediate availability of its data to provide a high level of service to its patients. When the hospital first decided to outsource its mainframe operations, it did so because it didn't make sense from a financial standpoint to maintain it in-house, and chose Infocrossing to handle the responsibility.

Since then, the scope of the contract has expanded, and Infocrossing has suggested and made improvements such as moving the bulk of the hospital's data from tape storage to a virtual storage system that has saved University Health Care System both money and time. Access to this data was accelerated, data errors were reduced and batch processing times were minimized. Another big improvement was the implementation of a flash copy system, which backs up the entire system daily, and no longer requires a six-hour downtime window.

"But the biggest benefit is that we just don't have to worry about the security of our data," stated Bill Colbert, CIO of University Health Care System. "We trust Infocrossing's infrastructure, systems and staff, and have complete confidence in their ability to deliver the services. We really consider them a part of the University Health Care System family."

This trust resulted in the client renewing their mainframe outsourcing engagement for an additional three years, fully one year before the scheduled expiration of their contract.


UNIVERSITY
HEALTH CARE SYSTEM

"We trust Infocrossing's infrastructure, systems and staff, and have complete confidence in their ability to deliver the services. We really consider them a part of the University Health Care System family."

BILL COLBERT, CIO OF UNIVERSITY HEALTH CARE SYSTEM

Universal American Financial Corporation:
Infocrossing Takes on Medicare Part D and Wins

PROFILE:	Health and life insurance company focused on providing specialty services for the growing senior population.
CHALLENGES:	Universal American needed a quick, cost-effective way to process Medicare Part D enrollments and participant data.
INFOCROSSING'S SOLUTION:	Infocrossing Healthcare Services serves as an intermediary between Universal American and the federal government – accurately and quickly processing, validating and routing large amounts of enrollment data.
RESULTS:	Universal American is on track to enroll more than 500,000 Medicare Part D members in 2006, making the company a significant player in this new, expansive marketplace.

Named one of the 100 Fastest Growing Companies by Fortune magazine in 2005, Universal American Financial Corporation (UAFC) is a specialty health and life insurance holding company, focused on providing a broad array of health insurance and managed care products and services to the growing senior population. In 2000, UAFC outsourced the computing infrastructure supporting its claims processing applications to Infocrossing.

"For us, outsourcing is about focusing on our core competencies," explains Frederick Rook, CIO at UAFC. "We know a lot about insurance applications and client service; we're not in the information technology business. Our company's initial motivation for outsourcing was to leverage the strengths of an outsourcing partner with deep technological resources and expertise, because it would have been very expensive and time-consuming for us to replicate that in-house. We entered into an outsourcing agreement with Infocrossing in 2000, and have repeatedly renewed and expanded that contract as our business has grown."

Recently, UAFC began offering prescription drug benefit plans via Medicare Part D.

"Medicare Part D is an important program for us, and as our data processing partner, Infocrossing is a critical factor in our ability to be successful in this new marketplace," Mr. Rook added. "Infocrossing acts as an intermediary between our company and the Centers for Medicaid and Medicare Services (CMS), a federal agency. We send the enrollment information to Infocrossing; they validate the data and send it on to the CMS and back to us. It's a vital function, and it would have been virtually impossible for us to build the functionality in-house in the time we had available. Infocrossing had the infrastructure and expertise in place so we could move as quickly as we needed to."

"Infocrossing has been able to offer us a state-of-the-art infrastructure combined with excellent operational policies and procedures," Mr. Rook continued. "They have very good internal controls, which is especially important these days when external audits are a routine part of doing business. Our external auditors are very satisfied with the way our data is being managed."

UNIVERSAL AMERICAN FINANCIAL CORP.

"Infocrossing has been able to offer us a state-of-the-art infrastructure combined with excellent operational policies and procedures."



FREDERICK ROOK, CIO AT UAFC

Simmons Bedding Company:
Simmons CIO Sleeps Better with Infocrossing on the Job

PROFILE:	One of the top U.S. mattress manufacturers.
CHALLENGES:	Simmons Bedding Company wanted to implement a new ERP system that ran on a mainframe computing platform, but didn't have the expertise in-house.
INFOCROSSING'S SOLUTION:	Simmons outsourced its mainframe to Infocrossing in 1999. Since then, Infocrossing has taken over NT servers and network monitoring for the client.
RESULTS:	By outsourcing to Infocrossing, Simmons' systems are more secure and more reliable. Simmons' CIO is now able to commit more resources to strategic projects.

As the nation's second largest bedding manufacturer with $850 million in annual sales, Simmons Bedding Company relies on its mainframe to support its corporate office and PeopleSoft ERP system, as well as 18 manufacturing locations with approximately 350 users.

Senior Vice President and CIO for Simmons Bedding Company, Wade Vann, inherited the Infocrossing contract, and he says that, initially, "I thought it was a bad decision. I felt that with something as critical as our computer system, we needed to have it in-house, to have our hands around it and support it ourselves. But after about a year, I recognized what a great job Infocrossing was doing for us." In addition to mainframe management, Infocrossing also handles help desk calls for Simmons.

While many companies choose outsourcing as a means of saving money, Vann says that wasn't the case with Simmons. "Moving to Infocrossing did not save Simmons any money," he says. "However, by working with Infocrossing, our system is more secure, more reliable and is something we need to spend very little of our time focusing on."

Of course, one is almost obligated to ask the mattress executive if he sleeps better knowing that his company's data is in Infocrossing's hands.

"Actually, I do," he replies. "It's a good feeling, knowing that our data is in a bunkered facility, with redundant power sources and backup generators. It's a very secure environment. If we had a nuclear war, I'd want to be sitting on top of our mainframe."


Simmons

"I used to think that no one took care of your business the way that you do. But working with Infocrossing, it's clear that they care about our business as much as we do."

WADE VANN, SVP & CIO, SIMMONS BEDDING COMPANY

A Full Portfolio of IT-Enabled Outsourcing Solutions

Infocrossing offers a full complement of IT-enabled outsourcing solutions that allow clients to transform their business operations. Our broad base of experience and expertise translates into proven and reliable processes and account management methodologies that help our clients in four key areas:

- IT INFRASTRUCTURE OUTSOURCING

  IT outsourcing is a global trend with companies outsourcing non-core competencies to service providers with specialized expertise. Infocrossing's IT Outsourcing services focus on the operation of clients' mission-critical computing infrastructures, including mainframes, AS/400s, iSeries, Unix, Windows and Linux servers as well as network and security devices. These platforms are consolidated into Infocrossing's data centers and supported around the clock by Infocrossing's technical and operations teams.

- HEALTHCARE IT AND BPO SOLUTIONS

  Focused on selective IT solutions for the healthcare claims payer markets, Infocrossing Healthcare Services (IHS) is an experienced service provider in this growing industry. IHS processes millions of healthcare transactions a year via its national data center infrastructure. Infocrossing offers specific solutions for select areas of the healthcare market, addressing commercial payer, Medicaid and Medicare, Medicare Advantage and Part D claims processing. And with the ability to host these applications in Infocrossing's data centers, healthcare clients frequently choose the fully managed offering.

- MANAGED SERVICES

  Infocrossing's managed services enable clients to outsource the management of servers, networks, storage and security – regardless of where the infrastructure is located. These services include MailWatch℠ email security, iConnection℠ hosted exchange service, managed WAN, LAN and VoIP solutions and remote server management.

- ENTERPRISE APPLICATION SERVICES

  The deployment and management of ERP applications is often a serious IT challenge for organizations. With over 130 clients at over 200 sites, Infocrossing consultants can help with planning, deployment and ongoing management of clients' enterprise applications.



2005 Financials

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Stock Market under the symbol IFOX. For the periods reported below, the following table sets forth the high and low bid quotations for our common stock as reported by NASDAQ-NMS (in dollars).

	BID	
	High	Low
For the year ended December 31, 2004:		
1st Quarter ended March 31, 2004	13.750	10.020
2nd Quarter ended June 30, 2004	14.780	9.880
3rd Quarter ended September 30, 2004	15.830	10.800
4th Quarter ended December 31, 2004	18.200	12.570
For the year ended December 31, 2005:		
1st Quarter ended March 31, 2005	20.150	14.500
2nd Quarter ended June 30, 2005	17.040	10.120
3rd Quarter ended September 30, 2005	12.980	8.356
4th Quarter ended December 31, 2005	9.370	6.350

The closing price of our common stock on NASDAQ-NMS on March 15, 2006 was $12.09 per share. At December 31, 2005, we had 91 stockholders of record. In addition, we believe that there are approximately 500 beneficial owners holding their shares in "street name."

Dividends

We have not paid dividends to holders of our common stock since inception. Certain provisions of a credit agreement to which we are a party do not permit us to pay cash dividends on our common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our management believes that we are a leading provider of selective information technology outsourcing, or ITO, services to enterprise clients. We deliver a full suite of outsourced solutions that enable clients to leverage our infrastructure and process expertise to improve their efficiency and reduce their operating costs. During our nearly twenty year history, we have developed expertise in managing complex computing environments, beginning with traditional data center outsourcing services and evolving to a comprehensive set of managed solutions. We support a variety of clients, and assure the optimal performance, security, reliability, and scalability of our clients' mainframes, distributed servers, and networks, irrespective of where the systems' components are located. Strategic acquisitions have contributed significantly to our historical growth and remain an integral component of our long-term growth strategy.

On November 30, 2005, we acquired 100% of the membership interests in (i)Structure, LLC., a Delaware limited liability company ("IST") with operations in Colorado and data centers in Omaha, NE and Tempe, AZ, from Level 3 Financing, Inc. for a total purchase price of approximately $86,767,000, including related acquisition costs of $2,000,000 and 346,597 shares of our common stock valued at $2,500,000.

On April 2, 2004, we acquired all of the outstanding capital stock of ITO Acquisition Corporation, a California corporation doing business as Systems Management Specialists ("SMS"), from ITO Holdings, LLC ("Holdings") for a total purchase price of approximately $37,572,000 including related acquisition costs of $1,224,000 and 135,892 shares of our common stock valued at $1,439,000. In June 2004, the name of this subsidiary was changed to Infocrossing West, Inc. In connection with an acquisition by SMS prior to April 2004, we may have to pay contingent consideration for a period of up to four years. Through December 31, 2005, such contingent consideration totaled $775,000 that was recorded as additional goodwill.

On October 1, 2004, we acquired a segment of Verizon Information Technologies Inc. ("VITI") for a total purchase price of approximately $45,386,000 including related acquisition costs of $1,886,000 (the "IHS Acquisition"). Immediately after the IHS Acquisition we changed VITI's name to Infocrossing Healthcare Services, Inc. ("IHS").

During 2004 we used $7,090,000 in cash, incurred an estimated $116,000 of acquisition-related costs, and issued 123,193 shares of common stock valued at $1,500,000 for other acquisitions, including a business that offers e-mail security services.

The operations of IST, IHS, SMS and the other acquisitions completed in 2005 and 2004 are included in consolidated operations from the date of the respective acquisitions. The acquired businesses are being integrated into the Company so that the entire enterprise will benefit from operational leverage and consolidation.

The foregoing acquisitions were recorded as purchases in accordance with the Financial Accounting Standards Board, Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141"), which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. We tested goodwill and other intangible assets for impairment using processes described in SFAS 142 and SFAS 144, and had no impairment to record in 2005, 2004, or 2003.

We operate in one reportable segment of providing information technology outsourcing services.

Year ended December 31, 2005 as Compared to the Year ended December 31, 2004

Net income decreased by $17,390,000 from $19,963,000 for the year ended December 31, 2004 ("2004") to $2,573,000 for the year ended December 31, 2005 ("2005") on 41.0% higher revenues. For 2004, net income included $12,550,000 for the reversal of deferred tax assets that had been fully reserved in prior periods. Excluding this one-time reversal, net income declined $4,840,000 from 2005 to 2004, or 65.3%. Although revenues were higher, a lower gross margin percentage as well as higher selling and promotion costs and general and administrative expenses were the reasons for the decline in income before income taxes for 2005 compared with 2004.

For 2005, revenues increased $43,057,000 (41.0%) to $148,006,000 from $104,949,000 for 2004. Approximately $52,321,000 of this growth is attributable to revenue from clients added as the result of acquisitions completed in 2005 and 2004. Excluding revenues added through acquisitions in 2004 and 2005, revenues decreased by $9,264,000 (8.8%). The decrease is net of growth from both new and existing customers.

Costs of revenues excluding depreciation increased by $34,986,000 (49.0%) to $106,354,000 during 2005 compared with $71,368,000 for the 2004. The increase includes costs associated with our expansion from acquisitions completed in 2004 and 2005. The increase results from the expansion of revenues from acquisitions and costs to increase the capacity and quality of our infrastructure. Costs of revenues as a percentage of revenues increased to 71.9% in 2005 from 68.0% in 2004, reflecting a lower gross margin percentage of 28.1% in 2005 compared with 32% in 2004. This is related to the reduction in revenues other than from acquisitions without offsetting cost reductions. Cost reductions had been deferred during 2005 in anticipation of new revenue opportunities that did not materialize and also for the acquisition of (i)Structure. Our infrastructure provides a shared operating environment that enables us to integrate new clients, including clients acquired through acquisitions. We expect our gross margin to improve as we consolidate the operations of recent (i)Structure and improve our organic growth rate.

Selling and promotion costs increased by $1,449,000 (44.2%) to $4,726,000 for 2005 from $3,277,000 for 2004. As a percentage of revenues they increased to 3.2% for 2005 from 3.1% for 2004. This increase is attributable to additional compensation and related expenses for an expanded sales force.

General and administrative expenses increased by $6,097,000 (69.7%) to $14,841,000 for 2005 from $8,744,000 for 2004. Approximately $1,222,000, or 20.0% of the total increase, was related to acquisitions completed in 2004 and 2005. Compensation costs increased approximately $1,538,000 (25.2% of the total increase). Of this amount, $1,250,000 represents the amount of bonuses distributed in February 2006 to our officers and employees, and approximately $390,000 was attributable to pension benefits payable to our Chairman and Vice Chairman. Approximately $1,328,000, or 21.8% of the total increase, was due to higher professional fees due to our growth. Approximately $1,324,000 (21.7% of the total increase) relates to bad debt expense, including a charge of $1,000,000 relating to incremental usage-based charges billed to a customer in 2004.

Depreciation and amortization of fixed assets and other intangibles increased $2,467,000 (28.4%) to $11,146,000 for 2005 from $8,679,000 for 2004. Of this increase, $387,000 or 15.7% of the increase related to the acquisition of IST. Approximately $1,390,000 or 56.3% of the increase related to depreciation and amortization related to entities acquired in 2004. The remainder of the increase of $690,000, or 28.0% of the increase, resulted from new fixed asset additions during 2005 and 2004. Depreciation and amortization decreased as a percentage of revenues to 7.5% in 2005 compared with 8.3% in 2004.

Net interest expense increased by $757,000, to $6,214,000 for 2005 from $5,457,000 for 2004. The results for 2004 include $1,347,000 for expensing the unamortized balance of costs relating to approximately $40 million in term loans repaid in June 2004. Excluding this write-off in 2004, there was a net increase of $2,104,000, consisting of $2,478,000 in additional interest expense partially offset by an increase in interest income of $374,000. The increases in interest income and expense are due to larger average outstanding balances of both cash and outstanding debt, respectively, as well as increases in interest rates earned and incurred during 2005. Interest expense on the $72,000,000 aggregate principal amount of 4.0% Convertible Senior Notes due July 15, 2024 (the "Notes"), including amortization of deferred financing costs and discount, amounted to $3,127,000 in 2005 compared with $1,509,000 in 2004. As explained in Liquidity and Capital Resources below, in August 2005, the conversion price of the Notes was reduced, and a reduction of the carrying value of the Notes of $4,596,000 was recorded as an increase in paid in capital. The amortization of this additional discount increases interest expense by approximately $19,000 per month over the term of the Notes. The impact of this amortization in 2005 was $95,000 of interest expense.

A deferred tax benefit reflects future income tax savings realizable when tax credits, net operating loss carryforwards, or other deductions based on temporary differences between taxable income and income before income taxes can be used to reduce income taxes. If there is uncertainty of realizing deferred tax benefits, a valuation allowance must be established. We had a deferred tax valuation allowance of $2,462,000 at the end of 2005 and 2004.

In 2005, we recorded a tax provision of $2,152,000 compared with a tax benefit of $12,539,000 for 2004. This change was due to a decrease of the deferred tax asset valuation allowance of $12,550,000 during the fourth quarter ended December 31, 2004 to recognize fully-reserved deferred tax assets from prior periods with respect to which management has determined that it is more likely than not that such deferred tax assets will be realized. During 2005, we generated a net operating loss for federal income tax purposes due to the timing of certain deductions. We have net operating loss carryforwards of approximately $42,000,000 for Federal income tax purposes that begin to expire in 2019. The use of these net operating loss carryforwards is limited in amount in future years pursuant to Section 382 of the Internal Revenue Code.

We have net income of $2,573,000 for 2005 compared with $19,963,000 for 2004.

In 2005, we had income per basic common share of $0.13 and $0.12 on a diluted basis, compared with $1.12 per basic share and $0.95 per diluted share in 2004. The tax benefit from the change in deferred tax assets in 2004 amounted to $0.78 per basic share and $0.57 per diluted share. The number of weighted average shares increased to approximately 20,217,000 basic shares and decreased to approximately 21,726,000 diluted shares in 2005 from approximately 17,827,000 basic shares and 21,932,000 diluted shares for 2004. The increase in weighted average basic shares of 2,390,000 was the result of issuing 346,600 shares for the acquisition of IST and exercises of options and warrants, net of the repurchase of 50,000 shares. For 2005 and 2004, the weighted average number of shares used in calculating diluted earnings per share includes options and warrants to purchase common stock aggregating 1,510,000 and 1,774,000 shares, respectively. The calculation for 2005 excludes the potential conversion of the Notes (which includes an adjustment to reported net income to add back the interest on the Notes, net of tax), because the effect of this adjustment would be antidilutive. In 2004, this adjustment was dilutive and added 2,331,000 weighted average shares, reducing diluted net income per share by approximately $0.07.

Year ended December 31, 2004 as Compared to the Year ended December 31, 2003

Net income to common stockholders increased by $25,484,000 from a loss of $5,521,000 for the year ended December 31, 2003 ("2003") to income of $19,963,000 for the year ended December 31, 2004 ("2004") on 90.0% higher revenues. For 2004, the results of operations include SMS, IHS, and other acquisitions completed in 2004.

For 2004, revenues increased $49,721,000 (90.0%) to $104,949,000 from $55,228,000 for, 2003. Approximately $40,630,000 of this growth is attributable to revenue from clients added as the result of acquisitions completed in 2004. The remainder of approximately $9,091,000 represents organic growth, of which $5,900,000 was the result of new customer contracts while the remaining increase resulted from increased revenues from existing clients.

Costs of revenues increased by $34,705,000 (94.7%) to $71,368,000 during 2004 compared with $36,663,000 for 2003. The increase results from the expansion of revenues from both acquisitions and organic growth. Costs of revenues as a percentage of revenues increased to 68.0% in 2004 from 66.4% in 2003, reflecting a lower gross margin. We had expected our gross margin to decline after the SMS acquisition until its operations could be consolidated into our existing operating infrastructure. The integration of SMS was completed in early March 2005. Gross margin improved from 30.0% in the third quarter ended September 30, 2004 to 35.3% in the fourth quarter ended December 31, 2004. This improvement reflects the inclusion of IHS, which contributed 43% of our fourth quarter gross margin. Our infrastructure provides a shared operating environment that enables us to effectively integrate new clients, including clients acquired through acquisitions. We expect our gross margin to improve as the integration of IHS progresses.

Due to higher compensation costs in 2004, selling and promotion costs increased by $299,000 (10.0%) to $3,277,000 for 2004 from $2,978,000 for 2003, but decreased as a percentage of revenues to 3.1% for 2004 from 5.4% for 2003. Higher compensation costs reflect a larger sales staff in 2004 than in 2003. The reduction as a percentage of revenue reflects the benefits of integration of the acquired businesses.

General and administrative expenses increased by $3,157,000 (56.5%) to $8,744,000 for 2004 from $5,587,000 for 2003. General and administrative expenses declined as a percentage of revenue to 8.3% in 2004 from 10.1% in 2003, reflecting the benefits of operational leverage and consolidation of the acquired businesses. Approximately $1,938,000, or 61.4% of the total increase, was related to acquisitions completed in 2004. Approximately $700,000 (22.2% of the total increase) was due to professional fees relating to compliance costs with respect to the Sarbanes-Oxley Act of 2002. Also, an additional $200,000 of professional fees was incurred, and salary costs were approximately $100,000 higher than in 2003.

Depreciation and amortization of fixed assets and other intangibles increased $2,575,000 (42.2%) to $8,679,000 for 2004 from $6,104,000 for 2003. Of this increase, $1,457,000 of depreciation of fixed assets and amortization of other intangibles was related to acquisitions in 2004. The remainder of the increase of $1,118,000 resulted from new fixed asset additions totaling approximately $7,400,000 during 2004. Despite these increases, depreciation and amortization decreased as a percentage of revenues to 8.3% in 2004 compared with 11.0% in 2003.

Net interest expense increased by $2,959,000 to $5,457,000 for 2004 from $2,498,000 for 2003. This net increase consists of $210,000 in additional interest income; $1,822,000 in additional interest expense; and $1,347,000 of deferred financing costs which were expensed upon the prepayment of term loans of approximately $40 million in June 2004. The increases in interest income and expense are due to larger average outstanding balances of both cash and outstanding debt, respectively, in 2004. Interest expense on the convertible debt in 2004, including amortization of deferred financing costs and discount, amounted to $1,509,000.

A deferred tax benefit reflects future income tax savings realizable when tax credits, net operating loss carryforwards, or other deductions based on temporary differences between taxable income and income before income taxes can be used to reduce income taxes. If there is uncertainty of realizing deferred tax benefits, a valuation allowance must be established. We had a deferred tax valuation allowance of $15,207,000 at the end of 2003.

For 2004, we recorded a tax benefit of $12,539,000 compared with a tax provision of $42,000, which represented estimated state income taxes, for 2003. This change is due to a decrease in the deferred tax asset valuation allowance of $12,550,000 during the fourth quarter ended December 31, 2004 to recognize deferred tax assets at amounts considered by management, more likely than not, to be realized. Based on our recent history of profitability and our forecasts for future periods, management has determined that it is more likely than not that the net operating loss carryforwards and other temporary differences will be realized. We have net operating loss carryforwards of approximately $37,000,000 for Federal income tax purposes that begin to expire in 2019. The use of these net operating loss carryforwards may be limited in amount in future years pursuant to Section 382 of the Internal Revenue Code.

Due to a lack of SMS's history of generating taxable income, we recorded a valuation allowance equal to 100% of their net deferred tax assets. In the event that we are able to generate taxable earnings from SMS in the future and determine it is more likely than not that we can realize our deferred tax assets, an adjustment to the valuation allowance would be made which may increase goodwill in the period that such determination is made.

We have net income of $19,963,000 for 2004 compared with $1,356,000 for 2003. Net loss to common stockholders after accretion and accrued dividends on preferred stock was $5,521,000 for 2003. We redeemed the preferred stock in October 2003. The net loss to common stockholders included non-cash charges for accretion and accrued dividends on preferred stock of $6,877,000 in 2003.

In 2004, we had income per common share of $1.12 on a basic basis and $0.95 on a diluted basis, compared with a loss of $0.76 per share for 2003, on both a basic and diluted basis. The number of weighted average shares increased to approximately 17,827,000 shares on a basic basis and approximately 21,932,000 shares on a diluted basis in 2004 from approximately 7,280,000 shares on both a basic and diluted basis for 2003. The increase in shares reflects (i) private placements of (a) 9,739,111 shares of common stock and warrants to purchase 3,408,689 shares of common stock in October 2003 and (b) 2,917,000 shares of common stock in March 2004; (ii) the potential conversion of $72,000,000 of 4% convertible notes due July 15, 2024, which were issued during 2004, into 4,687,500 shares of common stock; and (iii) the issuance of 259,085 shares of common stock for acquisitions during 2004. The shares and equivalents enumerated in the immediately preceding sentence are in absolute amounts, not weighted average amounts. Common stock equivalents are excluded in determining the net income or loss per share when the inclusion of such equivalents would be antidilutive.

Liquidity and Capital Resources

Net cash provided by operating activities was $21,944,000 for the year ended December 31, 2005. During 2005, we had $2,573,000 of net income, a non-cash increase in deferred tax assets of $1,493,000, $11,146,000 of depreciation and amortization, and $218,000 of accretion of the discount on the Notes. Accounts receivable decreased by $5,952,000, which includes $5,659,000 related to IHS receivables, the collection of which was delayed into 2005 due to the transition of accounts payable processing by certain of the IHS customers. Other revenue-related working capital adjustments include additions to the allowance for doubtful accounts of $1,527,000, including a charge of $1,000,000 relating to incremental usage-based charges billed to a customer in 2004, and additions to deferred revenues of $2,143,000, offset by an addition to deferred client acquisition costs in other assets of $2,001,000. We also had a decrease in prepaid expenses of $1,255,000 offset by a decrease in accounts payable and accrued expenses of $1,181,000.

On November 30, 2005, we acquired all of the outstanding member interests in (i)Structure for $84,267,000 in cash, including costs, and 346,597 shares of our stock valued at $2,500,000. We financed this transaction by means of a new $70,000,000 credit facility, the proceeds of the sale and leaseback of certain real estate acquired, and with cash on hand. Cash outlays including costs paid to date total $5,285,000.

Other investing activities during 2005 include $4,315,000 for the purchase of fixed assets. During 2005, we also entered into capital leases having an aggregate carrying value of approximately $8,301,000, paid $483,000 to repurchase 50,000 of our own shares, and invested $947,000 in internally-developed software.

On November 30, 2005, we entered into a $70,000,000 senior secured credit facility (the "Credit Agreement"), with each of the banks and other financial institutions that either now or in the future are parties thereto as lenders (the "Lenders"), Bank of America, N.A., as sole and exclusive administrative and collateral agent and as a lender ("Bank of America"), and Banc of America Securities LLC, as sole and exclusive lead arranger and sole book manager ("Banc of America Securities"). Our obligations under the Credit Agreement are unconditionally guaranteed by each of our domestic wholly-owned subsidiaries (the "Guarantors"). The Credit Agreement provides for a $55 million term loan facility, subject to amortization pursuant to the provisions of the Credit Agreement, and a $15 million revolving credit facility (including letter of credit subfacilities). The maturity date for both the term loan facility and the revolving credit facility is April 14, 2009. Loans outstanding under the Credit Agreement bear interest at LIBOR plus the Applicable Rate (as such term is defined in the Credit Agreement) or, at our option, the alternate base rate (the greater of the Bank of America prime rate or the federal funds rate plus one half of one percent (0.50%)) plus the Applicable Rate (as such term is defined in the Credit Agreement). The terms of the Credit Agreement include various covenants including, but not limited to: a maximum leverage ratio; minimum consolidated earnings before interest, taxes, depreciation, and amortization; a minimum debt coverage ratio; and limitations on indebtedness, capital expenditures, investments, loans, mergers and acquisitions, stock issuances and repurchases, and transactions with affiliates. In addition, the terms of the Credit Agreement limit our ability to pay cash dividends. We were in compliance with such covenants at December 31, 2005. The Credit Agreement also includes customary events of default, including, without limitation, payment defaults, cross-defaults to other indebtedness and bankruptcy-related defaults. If any event of default occurs and is continuing, the administrative agent upon instruction from a majority of the lenders may terminate the commitments and may declare all of our obligations under the Credit Agreement to be immediately due and payable.

In connection with the Credit Agreement, we entered into a Security Agreement, dated November 30, 2005 (the "Security Agreement"), with the Guarantors, and Bank of America pursuant to which we and the Guarantors granted a security interest in certain collateral to the Administrative Agent, for the benefit of the Lenders. The pledged collateral includes substantially all of the grantors' accounts receivable, chattel paper, documents, general intangibles, instruments, inventory, letter-of-credit rights and supporting obligations, deposit accounts and proceeds of the foregoing. We also entered into a securities pledge agreement, dated November 30, 2005 (the "Pledge Agreement"), with certain of our subsidiaries (the "Pledgors") and Bank of America, pursuant to which we and the Pledgors granted a security interest in certain equity securities held by them to the Administrative Agent for the benefit of the Lenders.

The descriptions above of the Credit Agreement, the Security Agreement and the Pledge Agreement are qualified in their entirety by the complete text of the Credit Agreement, the Security Agreement, and the Pledge Agreement.

In July, 2004, we completed a private offering of $72,000,000 aggregate principal amount of 4.0% Convertible Senior Notes due July 15, 2024 (the "Notes"). Approximately $40,000,000 of the net proceeds from this offering was used to repay outstanding debt. The remaining balance was used to fund acquisitions and for general corporate purposes. Net proceeds after a discount of $2,520,000 and approximately $591,000 of costs and fees were approximately $68,889,000. The discount and loan costs are being amortized over the life of the Notes using the interest method. Interest on the Notes is payable semi-annually in arrears beginning on January 15, 2005.

The Notes are convertible, subject to certain conditions, at the option of the holder prior to maturity, into shares of our common stock at a specified conversion price, subject to certain adjustments. The conversion price must be adjusted to reflect stock dividends, stock splits, issuances of rights to purchase shares of common stock and other events. Upon conversion, we will have the right to deliver to the holders, at its option, cash, shares of common stock, or a combination thereof. At the initial conversion price of $15.36, the $72,000,000 of Notes were convertible into 4,687,500 common shares. The Notes and the shares of common stock into which they may be converted may be resold pursuant to a registration statement on Form S-3 that became effective in August 2004. After the effective date of the registration statement and prior to the end of the 18th month thereafter, if the market price of our common stock were to be less than 68.23% ($10.48) of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period, the conversion price would immediately be reduced by 17.38% (to $12.69 initially, subject to adjustment as noted above for stock dividends, splits, etc.) (the "Reset Adjustment"); provided that (i) the Reset Adjustment shall only be applicable to Notes that have been sold or otherwise distributed pursuant to the registration statement referred to above or pursuant to Rule 144(k) under the Securities Act (and such adjustment shall apply to all such Notes, regardless of whether they are so sold or distributed before or after adjustment), and (ii) there shall be no more than one Reset Adjustment during the term of the Notes. On August 5, 2005, the Reset Adjustment was triggered. As a result of the Reset Adjustment, the number of common shares into which the Notes are convertible is 5,673,759, an increase of 986,259 shares. The Reset Adjustment was valued in accordance with EITF 00-27, *"Application of Issue No. 98-5 – Certain Convertible Instruments"* at $4,596,000, and this amount was recorded as an increase to Additional Paid in Capital and as a discount to the carrying value of the Notes. This additional discount will be accreted to the carrying value of the Notes through a charge to interest expense over the life of the Notes.

At December 31, 2004, the unamortized discount was $6,836,000 and unamortized loan costs were $547,000.

The holders may convert their Notes into shares of our common stock, at the conversion price in effect at the time, prior to the close of business on their stated maturity date under any of the following circumstances: (1) during any fiscal quarter if the market price per share of our common stock for a period of at least 20 consecutive trading days during the 30 consecutive trading day period ending on the last day of the preceding fiscal quarter is more than 130% of the applicable conversion price; (2) on or before July 15, 2019, during the five business day period following any 10 consecutive trading day period in which the trading price for the Notes during such ten day period was less than 98% of the applicable conversion value for the Notes during that period, subject to certain limitations; (3) if the Notes have been called for redemption; or (4) upon the occurrence of specified corporate transactions, such as (1) distributions to our common stockholders of rights to acquire shares of our common stock at a discount; (2) distributions to our common stockholders when the distribution has a per share value in excess of 5% of the market price of our common stock; and (3) a consolidation, merger or binding share exchange pursuant to which our common stock will be converted into cash, securities or other property. Upon a "change of control," as defined in the indenture, the holders can require us to repurchase all or part of the Notes for cash equal to 100% of principal plus accrued interest. A consolidation, merger, or binding exchange also may constitute a "change of control" in certain instances. If the "change of control" occurred prior to July 15, 2009, in certain instances, we may be required to pay a "make whole premium" as defined in the indenture when repurchasing the Notes.

We have a call option, pursuant to which the Notes may be redeemed, in part or in whole, for cash at any time on or after July 15, 2007 at a price equal to 100% of the principal amount of the Notes, plus accrued interest plus a "premium" if the redemption is prior to July 15, 2009, provided, however, the Notes are only redeemable prior to July 15, 2009 if the market price of our common stock has been at least 150% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period. The "premium" referred to in the preceding sentence shall be in an amount equal to $173.83 per $1,000 principal amount of Notes, less the amount of any interest actually paid on such Notes prior to the redemption date.

The holders of the Notes may require that we purchase for cash all or a portion of the Notes on July 15, 2009, 2014, and 2019 at a repurchase price equal to 100% of the principal amount of the Notes plus any accrued interest. There are no financial covenants, other than a limitation on incurring of additional indebtedness, as defined in the indenture. We are not restricted from paying dividends, or issuing other securities, or repurchasing other securities issued by us under the terms of the indenture.

On October 1, 2004, we borrowed $24,375,000 from a non-revolving loan facility to pay a portion of the cost of the IHS acquisition. Monthly principal payments of approximately $609,000 were to begin on July 1, 2007, and a final payment of $11,578,000 was scheduled to be made on March 15, 2009. On October 21, 2005, we repaid the outstanding balance of $24,375,000, plus accrued interest and a $12,500 prepayment penalty. We recorded interest expense of $256,000 in October 2005 to eliminate unamortized loan costs.

Aside from the repayment of $24,375,000 in notes payable noted above, financing activities during 2005 also include the repayment of approximately $14,696,000 of capital leases and the receipt of $5,894,000 from the exercise of warrants and employee stock options.

The following table summarizes information about our contractual obligations as of December 31, 2005 and the periods in which payments are due. Certain of these amounts are not required to be included in our consolidated balance sheet:

	Payments Due by Period (in thousands)				
Contractual Obligations	**Total**	**Within 1 year**	**2-3 years**	**4 - 5 years**	**After 5 years**
Convertible notes (1)	$ 72,000	$ -	$ -	$ -	$ 72,000
Term loan	55,000	5,000	30,000	20,000	-
Revolving loan (2)	5,000	5,000	-	-	-
Interest on convertible notes	54,720	2,880	5,760	5,760	40,320
Interest on the term loan at the most recent rate	10,569	4,235	5,896	438	-
Operating leases and software licenses	145,261	27,291	36,670	22,127	59,173
Operating contracts for disaster recovery and communications services	5,681	4,150	1,531	-	-
Capital lease obligations	15,831	6,563	8,136	1,132	-
Deferred compensation liability (3)	1,080	-	-	-	1,080
Other long-term liabilities reflected on the Company's balance sheet under GAAP (4)	-	-	-	-	-
Total contractual cash obligations	$ 365,142	$ 55,119	$ 87,993	$ 49,457	$ 172,573

(1) Excludes the provision whereby the holders of the convertible notes may require the Company to repurchase for cash all or a portion of the Notes on July 15, 2009, 2014, and 2019 at a repurchase price equal to 100% of the principal amount of the Notes plus any accrued interest.
(2) All current.
(3) Estimated future benefit amounts payable. Amount accrued at December 31, 2005 is $390.
(4) Excludes accrued loss on leased facilities and deferred rent, since these payments are included under operating leases.

As of December 31, 2005, we had cash and equivalents of $16,892,000. On February 22, 2005, we filed a preliminary, or "shelf" registration statement with the Securities and Exchange Commission. This registration statement will permit us to sell equity or debt securities, in any combination, for up to $125,000,000. We intend to use the net proceeds we expect to receive from the sale of the securities to reduce our outstanding debt and to fund possible acquisitions and investments. The exact timing and terms of this financing will depend upon market conditions and other factors. There can be no assurance that such financing will occur.

We believe that our cash and equivalents, current assets, and cash generated from future operating activities will provide adequate resources to fund our ongoing operating requirements for at least the next twelve months. We may need to obtain additional financing to fund significant acquisitions or other substantial investments.

EBITDA

EBITDA represents net income before interest, taxes, depreciation and amortization. We present EBITDA because we consider such information an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies with comparable market capitalization to us, many of which present EBITDA when reporting their results. We also use EBITDA as one of the factors used to determine the total amount of bonuses available to be awarded to executive officers and other employees. Our credit agreement uses EBITDA (with additional adjustments) to measure compliance with covenants such as interest coverage and debt incurred. EBITDA is also used by prospective and current lessors as well as potential lenders to evaluate potential transactions with us. In addition, EBITDA is also widely used by us and other buyers to evaluate and determine the price of potential acquisition candidates.

For 2005, our EBITDA was $22,085,000 compared with $21,560,000 for 2004, 14.9% and 20.5% as a percentage of revenue, respectively. We expect that the percentage of incremental EBITDA to incremental revenues projected to be added in the year ending December 31, 2006 will be in the range of 30% and 35%.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. Generally Accepted Accounting Principles ("GAAP"). Some of these limitations are: (a) EBITDA does not reflect changes in, or cash requirements for, our working capital needs; (b) EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; and (c) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of our performance. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only on a supplemental basis.

The following table reconciles EBITDA to net income for the Current and Prior Year.

Reconciliation – in Thousands

	Year Ended December 31,	
	2005	**2004**
NET INCOME	$ 2,573	$ 19,963
Add back (deduct):		
Tax expense (benefit)	2,152	(12,539)
Interest expense	6,214	5,457
Depreciation and amortization	11,146	8,679
EBITDA	$ 22,085	$ 21,560

EBITDA is a measure of our performance that is not required by, or presented in accordance with, GAAP. EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, income (loss) from operating activities or any other performance measures derived in accordance with GAAP.

Critical Accounting Policies and Estimates

General

Our Consolidated Financial Statements are prepared in accordance with GAAP, which require the selection and application of significant accounting policies, and which require management to make significant estimates and assumptions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies.

Revenue Recognition

Our services are provided under a combination of fixed monthly fees and time and materials billings. Contracts with customers typically range from two to seven years. Revenue is recognized (1) after we have obtained an executed service contract from the customer; (2) as the services are rendered; (3) when the price is fixed as per the service contract; and (4) when we believe that collectibility is reasonably assured, based on our credit risk policies and procedures that we employ.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. In determining these allowances, we evaluate a number of factors, including the credit risk of customers, historical trends, and other relevant information. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Business Combinations

Our current acquisitions and future acquisitions of businesses that we will control will be accounted for under the purchase method of accounting. The amounts assigned to the identifiable assets acquired and liabilities assumed in connection with acquisitions will be based on estimated fair values as of the date of the acquisition, with the remainder, if any, to be recorded as goodwill. The fair values will be determined by our management, taking into consideration information supplied by the management of acquired entities and other relevant information. Such information will include valuations supplied by independent appraisal experts for significant business combinations. The valuations will generally be based upon future cash flow projections for the acquired assets, discounted to present value. The determination of fair values requires significant judgment both by management and by outside experts engaged to assist in this process.

Goodwill, Intangible Assets and Property and Equipment

Significant assets acquired in connection with our acquisitions include customer lists, customer relationships, property and equipment and goodwill.

Goodwill represents the excess of the purchase price over the fair value of the assets acquired. Goodwill is not amortized. However, we are required to perform impairment reviews at least annually and more frequently in certain circumstances.

The goodwill impairment test is a two-step process, which requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of our reporting unit based on a discounted cash flow model using revenue and profit forecasts and comparing those estimated fair values with the carrying values, which include the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an "implied fair value" of goodwill. The determination of a reporting unit's "implied fair value" of goodwill requires the allocation of the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which will then be compared to its corresponding carrying value. We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and/or intangible assets. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base, and material negative change in relationship with significant customers. The "implied fair value" of reporting unit will be determined by our management and will generally be based upon future cash flow projections for the reporting unit, discounted to present value. We will use outside valuation experts when management considers that it would be appropriate to do so. Intangibles subject to amortization, including customer lists and customer relationships, are amortized over the estimated useful lives of the intangible asset after consideration of historical results and anticipated results based on our current plans. We take into consideration the history of contract renewals in determining our assessment of useful life and the corresponding amortization period. We analyze our customer lists on a case-by-case basis, with examination of the history of contract renewals as well as other factors, such as material changes to contract terms or significant new commitments where applicable. Such estimates are based on management's judgment of its current relationship with the relevant customers and its estimate of future economic. Changes to either of these factors could result in an impairment charge, which could have a material effect on our results of operation and financial condition.

Customer relationships are essential to our business. In determining the value of these relationships, we discounted the expected returns for each contract using a discounted cash flow analysis over the remaining terms of the contract. We further estimate that it would be unlikely that a customer would terminate its contract, due to the quality of service currently provided as well as the lack of viable alternatives.

Property and equipment are initially stated at cost. Depreciation on property and equipment is computed using the straight-line method over the estimated useful lives of the property and equipment after consideration of historical results and anticipated results based on our current plans. Our estimated useful lives represent the period the asset is expected to remain in service assuming normal routine maintenance. We will review the estimated useful lives assigned to property and equipment when our business experience suggests that they may have changed from our initial assessment. Factors that lead to such a conclusion may include physical observation of asset usage, examination of realized gains and losses on asset disposals and consideration of market trends such as technological obsolescence or change in market demand.

We will perform impairment reviews of property and equipment and intangibles subject to amortization, when events or circumstances indicate that the value of the assets may be impaired. Indicators include operating or cash flow losses, significant decreases in market value or changes in the long-lived assets' physical condition. When indicators of impairment are present, management determines whether the sum of the undiscounted future cash flows estimated to be generated by those assets is less than the carrying amount of those assets. In this circumstance, the impairment charge is determined based upon the amount by which the carrying value of the assets exceeds their fair value. The estimates of both the undiscounted future cash flows and the fair values of assets require the use of complex models that require numerous highly sensitive assumptions and estimates.

Deferred Taxes

Our deferred tax assets are comprised primarily of net operating loss carryforwards. A tax valuation allowance is established, as needed, to reduce net deferred tax assets to the amount for which recovery is probable. Based on our profitability in 2004 and our forecasts, we determined that it would be more likely than not that our net operating loss carryforwards and other temporary differences will be realized. Accordingly, we released the full valuation allowance in the fourth quarter of 2004. Due to a lack of a history of generating taxable income on SMS, we recorded a valuation allowance equal to 100% of its net deferred tax assets at December 31, 2004. In the event that we are able to generate taxable earnings from SMS in the future and determine it is more likely than not that we can realize our deferred tax assets, an adjustment to the valuation allowance would be made which may increase goodwill in the period that such determination was made.

Stock-Based Compensation

To date, we have accounted for stock-based compensation by using the intrinsic value based method in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, we have only recorded compensation expense for any stock options granted with an exercise price that is less than the fair market value of the underlying stock at the date of grant. Refer to the section entitled "Recent Accounting Pronouncements" below for a discussion of the impact of the recently issued Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment*, on our recording of stock-based compensation fiscal years beginning on or after December15, 2005.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets*, which eliminated the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not believe the adoption of SFAS No. 153 will have a material impact on our operating results or financial position.

In December 2004, the FASB issued SFAS No. 123(R), *Share-Based Payment*, which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under APB Opinion No. 25. SFAS 123(R) will be effective for fiscal years beginning on or after December 15, 2005.

SFAS 123(R) permits public companies to adopt its requirements using one of the following two methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all shared based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We plan to adopt SFAS 123(R) using the modified-prospective method.

As permitted by SFAS 123, we currently account for shared-based payments to employees using APB Opinion 25's intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)'s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. Had we adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 1 to our consolidated financial statements. For options issued through February 8, 2006, the projected after-tax expense in 2006, 2007, and 2008 is $779,000, $508,000, and $136,000, respectively.

We have not determined what impact SFAS 123(R) might have on the nature of our shared-based compensation to employees in the future.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

With respect to our investments, we are not significantly exposed to the impact of interest rate changes, foreign currency fluctuations, or changes in market values. We primarily invest in money market mutual funds or certificates of deposit and commercial paper issued only by major corporations and financial institutions of recognized strength and security, and hold all such investments to term. We generally invest in instruments of no more than 30 days maturity. As of December 31, 2005, however, we had $60,000,000 of outstanding debt bearing interest at LIBOR plus the Applicable Rate (as such term is defined in the Credit Agreement). At our option, this debt can alternatively bear interest at the Applicable rate plus either the Bank of America prime rate or the federal funds rate plus one-half of one percent (0.50%). We believe that the carrying amount of our fixed rate debt and capitalized leases of $79,285,000 approximates fair value based on interest rates that are currently available to us with similar terms and remaining maturities.

Market Risk

Our accounts receivable are subject, in the normal course of business, to collection risks. We regularly assess these risks and have established policies and business practices to protect against the adverse effects of collection risks. losses in this area.

Foreign Currency Risks

We believe that our foreign currency risk is immaterial. Our income from foreign sources is derived from a single customer and amounts to approximately 1% of total revenues in each of 2005 and 2004.

Financial Information about Geographic Areas

Substantially all of our revenues are derived from U.S. sources. All of our assets are in the U.S.

Management's Evaluation of Disclosure Controls and Procedures

The term disclosure controls and procedures is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. An evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures as of December 31, 2005. Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2005. During the quarter ending on December 31, 2005 there was no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2005. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Accordingly, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2005 using the criteria set forth in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. In conducting such assessment, management of the Company has excluded from its assessment of and conclusion on the effectiveness of internal control over financial reporting, the internal controls of (i)Structure which is included in the 2005 consolidated financial statements of the Company and constituted approximately $108 million, or 38% of total assets, including goodwill of approximately $46 million as of December 31, 2005, and approximately $7 million or 5% of revenues for the year then ended. Management did not assess the effectiveness of internal control over financial reporting at this entity because the Company acquired this entity in 2005. Refer to Note 2 to the consolidated financial statements for further discussion of this acquisition and its impact on Infocrossing's consolidated financial statements. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2005 is effective.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Infocrossing, Inc. and Subsidiaries

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Infocrossing, Inc. and subsidiaries (Infocrossing) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Infocrossing's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of Infocrossing's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of (i)Structure, LLC which is included in the 2005 consolidated financial statements of Infocrossing and constituted approximately $108 million or 38% of total assets, including goodwill of approximately $46 million as of December 31, 2005, and approximately $7 million or 5% of revenues for the year then ended. Our audit of internal control over financial reporting of Infocrossing also did not include an evaluation of the internal control over financial reporting of (i)Structure, LLC.

In our opinion, management's assessment that Infocrossing maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Infocrossing maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Infocrossing as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005 of Infocrossing and our report dated March 8, 2006 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

New York, New York
March 8, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Infocrossing, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Infocrossing, Inc. and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 15 (a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Infocrossing, Inc. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Infocrossing, Inc. and subsidiaries internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2006 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG, LLP

New York, New York
March 8, 2006

INFOCROSSING, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands Except Share Data)

ASSETS	December 31, 2005	December 31, 2004
CURRENT ASSETS:		
Cash and equivalents	$ 16,892	$ 26,311
Trade accounts receivable, net of allowances for doubtful accounts of $637 and $249, respectively	25,631	26,707
Due from related parties	254	238
Prepaid software costs	5,604	4,000
Deferred income taxes	2,097	1,260
Current deferred customer acquisition costs	1,084	540
Other current assets	4,064	1,695
Total current assets	55,626	60,751
Property, equipment and purchased software	40,749	25,113
Deferred software, net	1,581	1,077
Goodwill	150,799	103,177
Other intangible assets, net	19,853	12,328
Deferred income taxes	10,098	11,715
Deferred customer acquisition costs	2,770	769
Deferred financing costs	3,710	866
Other non-current assets	1,249	854
TOTAL ASSETS	$ 286,435	$ 216,650
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 11,880	$ 9,041
Current portion of long-term debt and capitalized lease obligations	15,551	3,683
Accrued expenses	20,719	8,273
Income taxes payable	560	305
Current deferred revenue	1,000	1,267
Total current liabilities	49,710	22,569
Notes payable, long-term debt and capitalized lease obligations, net of current portion	123,734	100,432
Accrued loss on leased facilities, net of current portion	365	505
Deferred revenue, net of current portion	3,017	-
Other long-term liabilities	2,579	1,907
TOTAL LIABILITIES	179,405	125,413
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock; $0.01 par value; 3,000,000 shares authorized; none issued	-	-
Common stock; $0.01 par value; 50,000,000 shares authorized; shares issued of 21,216,032 and 20,395,473 at December 31, 2005 and 2004, respectively	212	204
Additional paid-in capital	163,973	150,278
Accumulated deficit	(53,534)	(56,107)
	110,651	94,375
Less 668,969 and 618,969 shares at December 31, 2005 and 2004, respectively, of common stock held in treasury, at cost	(3,621)	(3,138)
TOTAL STOCKHOLDERS' EQUITY	107,030	91,237
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 286,435	$ 216,650

See Notes to Consolidated Financial Statements.

This table replaces the information on page 30 of the Infocrossing, Inc. 2005 Annual Report.

INFOCROSSING, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands except Number of Shares and Per Share Data)

	Years ended December 31,		
	2005	**2004**	**2003**
REVENUES	$ 148,006	$ 104,949	$ 55,228
COSTS and EXPENSES:			
Costs of revenues, excluding depreciation shown below	106,354	71,368	36,663
Selling and promotion costs	4,726	3,277	2,978
General and administrative expenses	14,841	8,744	5,587
Depreciation and amortization	11,146	8,679	6,104
	137,067	92,068	51,332
INCOME FROM OPERATIONS	10,939	12,881	3,896
Interest income	(687)	(313)	(103)
Interest expense	6,901	5,770	2,601
	6,214	5,457	2,498
INCOME BEFORE INCOME TAXES	4,725	7,424	1,398
Income tax (benefit) expense	2,152	(12,539)	42
NET INCOME	2,573	19,963	1,356
Accretion and dividends on redeemable preferred stock	-	-	(6,877)
NET INCOME (LOSS) TO COMMON STOCKHOLDERS	$ 2,573	$ 19,963	$ (5,521)
BASIC EARNINGS PER SHARE:			
Net income (loss) to common stockholders per share	$ 0.13	$ 1.12	$ (0.76)
Weighted average number of common shares outstanding	20,216,863	17,827,006	7,279,786
DILUTED EARNINGS PER SHARE:			
Net income (loss) to common stockholders per share	$ 0.12	$ 0.95	$ (0.76)
Weighted average number of common share equivalents outstanding	21,726,496	21,931,982	7,279,786

See Notes to Consolidated Financial Statements.

INFOCROSSING, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands except Number of Shares and Per Share Data)

	Years ended December 31,		
	2005	**2004**	**2003**
REVENUES	$ 148,006	$ 104,949	$ 55,228
COSTS and EXPENSES:			
Costs of revenues, excluding depreciation shown below	106,354	71,368	36,663
Selling and promotion costs	4,726	3,277	2,978
General and administrative expenses	14,841	8,744	5,587
Depreciation and amortization	11,146	8,679	6,104
	137,067	92,068	51,332
INCOME FROM OPERATIONS	10,939	12,881	3,896
Interest income	(687)	(313)	(103)
Interest expense	6,901	5,770	2,601
	6,214	5,457	2,498
INCOME BEFORE INCOME TAXES	4,725	7,424	1,398
Income tax (benefit) expense	2,152	(12,539)	42
NET INCOME	2,573	19,963	1,356
Accretion and dividends on redeemable preferred stock	-	-	(6,877)
NET INCOME (LOSS) TO COMMON STOCKHOLDERS	$ 2,573	$ 19,963	$ (5,521)
BASIC EARNINGS PER SHARE:			
Net income (loss) to common stockholders per share	$ 0.13	$ 1.12	$ (0.76)
Weighted average number of common shares outstanding	20,216,86 3	17,827,00 6	7,279,786
DILUTED EARNINGS PER SHARE:			
Net income (loss) to common stockholders per share	$ 0.12	$ 0.95	$ (0.76)
Weighted average number of common share equivalents outstanding	21,726,49 6	21,931,98 2	7,279,786

See Notes to Consolidated Financial Statements.

INFOCROSSING, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In Thousands)

	Common Shares	Par Value	Additional Paid in Capital	Accumulated Deficit	Treasury Stock at Cost	Total
Balances, December 31, 2002	5,973	$ 60	$ 61,135	$ (70,549)	$ (2,851)	$ (12,205)
Exercises of stock options	20	-	106	-	-	106
Accretion and dividends on redeemable preferred stock	-	-	-	(8,091)	-	(8,091)
Vesting of a non-qualified stock option	-	-	40	-	-	40
Private stock offering	9,739	97	69,845	-	-	69,942
Recapitalization of preferred stock and warrants	-	-	(20,755)	1,214	-	(19,541)
Cancellation of warrants on repayment of debentures	-	-	(806)	-	-	(806)
Net income	-	-	-	1,356	-	1,356
Balances, December 31, 2003	15,732	$ 157	$ 109,565	$ (76,070)	$ (2,851)	$ 30,801
Exercises of stock options	346	4	1,952	-	(287)	1,669
Exercises of warrants	1,141	11	6,479	-	-	6,490
Vesting of a non-qualified stock option	-	-	31	-	-	31
Warrants issued	-	-	137	-	-	137
Private stock offering	2,917	29	28,211	-	-	28,240
Stock issued in connection with acquisitions	259	3	2,936	-	-	2,939
Tax credit for disqualifying disposition of stock options	-	-	967	-	-	967
Net income	-	-	-	19,963	-	19,963
Balances, December 31, 2004	20,395	$ 204	$ 150,278	$ (56,107)	$ (3,138)	$ 91,237
Exercises of stock options	474	5	5,889	-	-	5,894
Stock issued in connection with acquisitions	347	3	2,497	-	-	2,500
Value related to a change in the conversion price of convertible debt	-	-	4,596	-	-	4,596
Repurchase stock	-	-	-	-	(483)	(483)
Tax credit for disqualifying disposition of stock options	-	-	713	-	-	713
Net income	-	-	-	2,573	-	2,573
Balances, December 31, 2005	21,216	$ 212	$ 163,973	$ (53,534)	$ (3,621)	$ 107,030

See Notes to Consolidated Financial Statements.

INFOCROSSING, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 2,573	$ 19,963	$ 1,356
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	11,146	8,679	6,104
Accretion of discounted debt	218	62	422
Unamortized fees relating to loans repaid	-	1,097	-
Non-employee option issued for services	-	168	40
Deferred income taxes	1,493	(12,550)	-
Bad debt expense	1,527	329	144
Interest due on related party balances	(16)	(12)	(10)
Changes in operating assets and liabilities (net of effect of acquisitions:			
Decrease (increase) in:			
Trade accounts receivable	5,952	(10,985)	633
Prepaid software costs, customer acquisition costs, and other current assets	1,255	(2,138)	(590)
Deferred financing costs, customer acquisition costs, and other non-current assets	(2,230)	(165)	84
Increase (decrease) in:			
Accounts payable	1,178	4,242	(1,325)
Income taxes payable	(791)	437	(96)
Accrued expenses	(2,359)	(2,057)	(510)
Payments on accrued loss on leased facilities	(145)	(156)	(148)
Deferred revenue and other liabilities	2,143	(598)	(168)
Net cash provided by operating activities	21,944	6,316	5,936
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property, equipment and purchased software	(4,315)	(1,456)	(1,419)
Proceeds from fixed asset disposals	24,962	-	-
Purchase of businesses, net of cash acquired	(84,394)	(88,593)	(350)
Purchases of auction-rate securities	-	(64,200)	-
Redemptions of auction-rate securities	-	64,200	-
Repurchase of Company's shares	(483)	-	-
Increase in deferred software costs	(947)	(367)	(138)
Net cash used in investing activities	(65,177)	(90,416)	(1,907)

Continued on next page.

INFOCROSSING, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Continued)

	Years ended December 31,		
	2005	**2004**	**2003**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from a private equity placement	$ -	$ 28,240	$ 69,942
Proceeds from issuance of Debentures	-	-	-
Proceeds from sale of convertible notes	-	69,480	
Proceeds from debt financing	67,043	39,375	-
Redemption of preferred stock and warrants	-	-	(56,321)
Repayment of debentures and interest accrued	-	-	(12,227)
Repayments of debt and capitalized leases	(39,071)	(43,764)	(2,431)
Payment of costs related to debt financings	-	(1,096)	-
Exercises of stock options and warrants	5,894	8,159	106
Net cash provided by (used in) financing activities	33,866	100,394	(931)
Net cash provided by (used in) continuing operations	(9,367)	16,294	3,098
CASH FLOWS FROM DISCONTINUED OPERATION:			
Payments on portion of accrued loss on leased facilities relating to discontinued operation	(52)	(56)	(51)
Net increase (decrease) in cash and equivalents	(9,419)	16,238	3,047
Cash and equivalents, beginning of year	26,311	10,073	7,026
Cash and equivalents, end of year	$ 16,892	$ 26,311	$ 10,073
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 6,216	$ 2,802	$ 981
Income taxes	$ 1,767	$ 169	$ 132
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES:			
Notes payable issued for a portion of the redemption of the preferred stock and warrants	$ -	$ -	$ 25,000
Common stock issued for a portion of purchase price on acquisitions	$ 2,500	$ 2,939	$ -
Equipment acquired subject to a capital lease	$ 8,301	$ 5,942	$ 2,475
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:			
Treasury shares received in payment of a stock option exercise	$ -	$ 287	$ -
Additional Debentures issued in lieu of a cash payment of interest	$ -	$ -	$ 1,310

See Notes to Consolidated Financial Statements.

INFOCROSSING, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

1. Summary of Business and Significant Accounting Policies

Business – Infocrossing, Inc. and its wholly-owned subsidiaries (collectively, the "Company") provides information technology outsourcing services to companies, institutions, and government agencies.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and significant intercompany transactions have been eliminated.

Cash and Equivalents – Cash and equivalents include all cash, demand deposits, money market accounts, and debt instruments purchased with an original maturity of three months or less.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with high credit standing. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company's customer base. The Company performs ongoing credit evaluations of customers' financial condition, and generally does not require collateral. The Company maintains reserves for potential credit losses.

Property, Equipment and Software – Property and equipment is stated at cost except for assets acquired under capital leases, which are recorded at the net present value of the minimum lease commitments. Depreciation is provided using the straight-line method over the estimated useful lives. Leasehold improvements and assets acquired under capital leases are amortized over the shorter of the lease term or the estimated useful lives. Software that has been purchased is included in Property and Equipment and is amortized using the straight-line method over five years. The cost of internally developed software and product enhancements, not reimbursed by customers, is capitalized as Deferred Software Costs. Such assets are internal-use software, accounted for in accordance with Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. The estimated useful lives of such assets vary between three and five years, based upon the estimated useful life of each particular software product. If the software has been developed for a particular client, the useful life equals the term of the related customer contract.

Goodwill, Other Intangible and Long-Lived Assets – Goodwill is the excess of purchase price over the fair value of identified net assets of businesses acquired. Goodwill and intangible assets deemed to have indefinite lives are no longer amortized but instead are subject to annual impairment tests in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. Long-Lived assets and intangible assets subject to amortization are reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Other intangible assets, primarily acquired customer lists, are amortized over their respective useful lives ranging from five to ten years and reviewed for impairment whenever events or changes in circumstances such as significant declines in revenues, earnings or cash flows or material adverse changes in the business climate indicate that the carrying amount of an asset may be impaired. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future estimated undiscounted net cash flows expected to be generated by the assets. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2005, no impairment has occurred.

Revenue Recognition – The Company's services are provided under a combination of fixed monthly fees and time and materials billings. Contracts with clients range from two to seven years. Revenue is recognized (1) after the Company has obtained an executed service contract from the customer (2) as the services are rendered (3) when the price is fixed as per the service contract and (4) when the Company believes that collectibility is reasonably assured based on the credit risk policies and procedures that the Company employs.

Costs of Revenues – Costs of revenues include software licenses, operating hardware leases, hardware maintenance, telecommunication services, and the cost of customer service personnel, computer operators, programmers, and other technical personnel.

Advertising costs are expensed as incurred and are included in the caption Selling and Promotion Costs.

Deferred Revenue – The Company records deferred revenue for amounts billed for which the services have not yet been provided. Deferred revenue amounts are recorded as revenue as the services are rendered.

Deferred Customer Acquisition Costs – The Company may incur significant direct and incremental costs in connection with services provided related to the migration and transition of new customers to the Company's systems. These services are performed so that the Company can provide on-going services in connection with long-term customer contracts. In certain instances, the Company may invoice and receive payment for these services as up-front non-refundable fees. The Company's policy is to defer these costs and associated revenues, if any, and to recognize them ratably over the period of the related long-term contract.

Income Taxes – The Company accounts for income taxes pursuant to the liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Any deferred tax assets recognized for net operating loss carryforwards and other items are reduced by a valuation allowance when it is more likely than not that the benefits may not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

Earnings per Share – The Company computes earnings per share in accordance with SFAS No. 128, *Earnings per Share*. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share adjusts basic earnings per share for the effects of convertible securities, stock options and warrants and other potentially dilutive financial instruments, only in the periods in which such effect is dilutive. For the year ended December 31, 2005, the weighted average number of shares used in calculating diluted earnings per share includes options and warrants to purchase common stock aggregating 5,195,313 shares. The calculation of earnings per share for the year ended December 31, 2005 excludes 5,673,759 shares issuable upon conversion of the convertible notes and 1,545,424 shares related to stock options and warrants because to include them in the calculation would be antidilutive. For the year ended December 31, 2004, the weighted average number of shares used in calculating diluted earnings per share includes options and warrants to purchase common stock and the effects of convertible securities aggregating 4,104,976 shares. The calculation for 2004 also includes an increase to net earnings equal to interest expense relating to the convertible debt, adjusted for income taxes, of $906,000. The calculation of earnings per share for the year ended December 31, 2004 excludes 1,145,100 shares related to stock options and warrants because to include them in the calculation would be antidilutive. Earnings per share for the year ended December 31, 2003 excluded weighted average shares related to stock options and warrants of 594,026 because to include them in the calculations for that year would have been antidilutive.

Comprehensive Income – SFAS No. 130, *Reporting Comprehensive Income* establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. The Company's comprehensive net income (loss) is equal to its net income (loss) for all periods presented.

Segments – The Company and its subsidiaries operate in one reportable segment of providing information technology outsourcing services. Substantially all of the Company's revenues are derived from U.S. sources. Income from foreign sources is derived from one European customer the Company acquired as a result of an acquisition in April 2004 and amounts to approximately 1% in each of 2005 and 2004. All of the Company's assets are in the U.S.

Derivatives – The Company does not invest in derivatives for trading purposes nor does it use derivative financial instruments to manage risks associated with fluctuating interest rates.

Fair Value of Financial Instruments – At December 31, 2005 and 2004, the carrying amounts of cash and equivalents, trade accounts receivable, accounts payable, accrued expenses, accrued loss on leased facilities, customer deposits, deferred revenue and other current liabilities approximate fair value due to the short-term nature of these instruments. The carrying amounts of long-term debt approximate fair value based on interest rates that are currently available to the Company with similar terms and remaining maturities.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the periods. Examples of estimates used by management include, but are not limited to, the amount of reserve to apply to accounts receivable and to deferred income taxes, the valuation of intangibles, the forecasts used to evaluate the impairment of intangibles and other long term assets, the discount rate used in the valuation of capitalized leases, the method and term of depreciation and amortization applied to depreciable assets, the factors used in the calculation of stock option compensation expense, and the factors used in the calculation of deferred pension expense. Actual results could differ from those estimates. Interim results are not necessarily indicative of results for a full year.

Reclassifications – Certain reclassifications were made to the prior years' financial statements to conform to the current year presentation.

Major Customers – For the year ended December 2005, one client accounted for 17% of the Company's total revenues. For the years ended December 31, 2004 and 2003, a different client accounted for 13% and 23%, respectively, of the Company's total revenues.

Recently Issued Accounting Pronouncements – In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets*, which eliminated the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company has no such transactions and, accordingly, does not expect that the adoption of SFAS No. 153 will have a material impact on its operating results or financial position.

In December 2004, the FASB issued SFAS No. 123(R), *Share-Based Payment*, which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under APB Opinion No. 25. SFAS 123(R) will be effective for fiscal years beginning on or after December 15, 2005.

SFAS 123(R) permits public companies to adopt its requirements using one of the following two methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.
2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all periods presented or (b) prior interim periods of the year of adoption.

The Company plans to adopt SFAS 123(R) using the modified prospective method.

As permitted by SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company currently accounts for share-based payments to employees using APB Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)'s fair value method will have a significant impact on its results of operations, although it will have no impact on its overall financial position. Had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income (loss) and earnings (loss) per share below. For options issued through February 8, 2006, the projected after-tax expense in 2006, 2007, and 2008 is $779,000, $508,000, and $136,000, respectively.

The Company has not determined what impact SFAS 123(R) might have on the nature of its share-based compensation to employees in the future.

Had compensation cost been determined in accordance with SFAS No. 123, the Company's income (loss) in thousands of dollars and basic and diluted earnings (loss) per common share for the years ended December 31, 2005, 2004, and 2003, respectively, would have been as follows:

	Years Ended December 31,		
	2005	**2004**	**2003 ***
Net income (loss) to common stockholders:			
As reported	$ 2,573	$ 19,963	$ (5,521)
Stock compensation expense determined under fair value method	(2,151)	(2,739)	(1,020)
Pro forma	$ 422	$ 17,224	$ (6,541)
Basic net earnings (loss) to common stockholders per share:			
As reported	$ 0.13	$ 1.12	$ (0.76)
Stock compensation expense	(0.11)	(0.15)	(0.14)
Pro forma	$ 0.02	$ 0.97	$ (0.90)
Diluted net earnings (loss) to common stockholders per equivalent share:			
As reported	$ 0.12	$ 0.95	$ (0.76)
Stock compensation expense	(0.10)	(0.13)	(0.14)
Pro forma	$ 0.02	$ 0.82	$ (0.90)

* The Pro forma income (loss) and pro forma basic and diluted earnings (loss) per share for the year ended December 31, 2003 has been restated to properly account for forfeitures.

All incentive stock options under the Plan, other than those granted to any person holding more than 10% of the total combined voting power of all classes of outstanding stock, are granted at the fair market value of the common stock at the grant date. The weighted average fair value of the stock options granted during the years ended December 31, 2005, 2004, and 2003 was $3,361,000, $6,093,000, and $595,000, respectively. The fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2005: a risk-free interest rate of between 3.375% and 4.375%; expected lives of three years; and expected volatility of between 33.31% and 48.1%. The following weighted average assumptions were used for grants in 2004: a risk-free interest rate of between 2.63% and 3.13%; expected lives of between six months and three years; and expected volatility of between 35.7% and 41.13%. The assumptions used in 2003 included a risk-free interest rate of between 2.21% and 2.63%, expected lives of three years, and expected volatility of between 41.13% and 53.0%.

2. Acquisitions

(i)STRUCTURE, LLC

On November 30, 2005, Infocrossing acquired (i)Structure, LLC ("(i)Structure"), pursuant to the terms of a Purchase Agreement (the "Purchase Agreement"), dated as of October 24, 2005, by and between Infocrossing and Level 3 Financing, Inc., a Delaware corporation ("Level 3"). Pursuant to the Purchase Agreement, Infocrossing acquired 100 percent of the membership interests of (i)Structure from Level 3 (the "(i)Structure Acquisition"). The purchase price of the (i)Structure Acquisition consisted of cash in the amount of approximately $82,267,000 and 346,597 shares of common stock of Infocrossing, $0.01 par value. Infocrossing funded the cash portion of the purchase price through a combination of the net proceeds of $67,043,000 from its new $70 million debt facility which matures April 14, 2009, $11,512,000 in net proceeds from the sale/leaseback of a certain parcel of land containing a data center with approximately 88,000 rentable square feet in Omaha, Nebraska (the "Omaha Property"), and the remainder with available cash. Subsequent to the acquisition, Infocrossing also sold and leased back a building and improvements with approximately 60,000 square feet in Tempe, Arizona (the "Tempe Property"). The Tempe Property is also subject to a ground lease.

(i)Structure, headquartered in Broomfield, CO, provides computing operations and managed infrastructure services to enterprise clients from data centers located in the central and western United States, and is recognized for their deep expertise across computing platforms and commitment to client satisfaction. The company's business model is based on signing clients to long-term contracts for managing mainframe, midrange and open system computing platforms, and related network and security services. An affiliate of Level 3 Financing was and continues to be a vendor of communications services to the Company and to (i)Structure. This vendor relationship is independent of, and did not affect the decision to enter into, the purchase of (i)Structure.

The following table summarizes the preliminary fair values of the assets acquired and the liabilities assumed at the date of the (i)Structure Acquisition. Certain information has not been received from the seller, the receipt of which may affect the preliminary fair values. The intangible asset subject to amortization relates to customer contracts acquired and is being amortized over seven years. All of the goodwill is deductible for tax purposes.

November 30, 2005
(In thousands)

Trade accounts receivable	$	6,403
Other current assets		4,695
Total current assets		11,098
Property, equipment, and purchased software (see discussion of sale-leasebacks above)		36,894
Intangible asset subject to amortization		9,400
Goodwill		46,396
Total assets acquired		103,788
Accounts payable and accrued expenses		(15,424)
Deferred revenue		(1,279)
Capitalized lease obligations		(318)
Total liabilities assumed		(17,021)
Purchase price	$	86,767

INFOCROSSING HEALTHCARE SERVICES, INC.

On October 1, 2004, the Company acquired the Medicaid, Medicare and Managed Care claims processing business (the "Claims Processing Business") of Verizon Information Technologies Inc. ("VITI") from Verizon Communications Inc. The sale was structured as an acquisition of the common stock of the Claims Processing Business. The purchase price was $43,500,000 in cash and approximately $1,886,000 in related acquisition costs (the "IHS Acquisition"). Immediately following the closing of the IHS Acquisition, the Claims Processing Business' name was changed to Infocrossing Healthcare Services, Inc. ("IHS"). The IHS Acquisition was pursuant to a Purchase and Sale Agreement, dated as of September 1, 2004, between Verizon Data Services, Inc. (VITI's parent) and the Company. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed based on their respective fair values. In connection with the allocation of the purchase price, goodwill of $25,357,000 and an intangible asset subject to amortization in the amount of $10,320,000, relating to contract rights and customer relationships, was recorded. The intangible asset is being amortized over its estimated useful life of ten years. The goodwill related to the IHS Acquisition is deductible for tax purposes.

IHS is engaged in the business of providing customers in the healthcare industry with information technology outsourcing services, healthcare transaction processing services, Health Insurance Portability and Accountability Act consulting and implementation services, payer application solutions and Medicaid fiscal agent services. Such customers mainly are located in Missouri, Florida, Arizona, Alabama, Arkansas, North Dakota, Utah, and Montana.

INFOCROSSING WEST, INC.

On April 2, 2004, the Company acquired all of the outstanding capital stock of ITO Acquisition Corporation, a California corporation doing business as Systems Management Specialists ("SMS"), from ITO Holdings, LLC ("Holdings") for $34,909,000 in cash, $1,224,000 in related acquisition costs and 135,892 shares of common stock of the Company valued at approximately $1,439,000 (the

"SMS Acquisition"). Subsequent to the acquisition, SMS changed its name to Infocrossing West, Inc. ("IFOX West"). The value of the 135,892 shares was determined using the average market price of the Company's common stock two days before and after March 4, 2004, when the terms of the acquisition were determined and announced. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed based on their respective fair values. In connection with the allocation of the purchase price, goodwill of $40,648,000 and an intangible asset subject to amortization in the amount of $1,650,000, relating to contract rights and customer relationships, was recorded. In connection with an acquisition by SMS prior to April 2004, the Company may have to pay contingent consideration for a period of up to four years. Through December 31, 2005, such contingent consideration totaled $775,000, which was recorded as additional goodwill.

IFOX West, headquartered in Orange County, California, provides information technology outsourcing and managed application services to clients primarily located in the western United States.

In 2004, the Company acquired two additional businesses (the "Minor Acquisitions") for $7,090,000 in cash, $116,000 in related acquisition costs and 123,193 shares of common stock of the Company valued at approximately $1,500,000. The purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their respective fair values. As part of the allocation, approximately $8,530,000 was allocated to goodwill and $501,000 was allocated to an amortizable intangible asset (contract rights and customer relationships) that are being amortized over its estimated useful life of five years. The goodwill related to the Minor Acquisitions is deductible for tax purposes.

The results of each of the aforementioned acquisitions are included with that of the Company for the period subsequent to the respective acquisition dates.

The following unaudited condensed combined pro forma information for the years ended December 31, 2005 and 2004 give effect to the (i)Structure Acquisition, the IHS Acquisition, and the SMS Acquisition as if they had occurred on January 1, 2004. For the purposes of the pro forma information, the Company has assumed that, other than the related financings, it had sufficient cash to make the acquisitions. The pro forma information may not be indicative of the results that actually would have occurred had these transactions been in effect on the dates indicated, nor does it purport to indicate the results that may be obtained in the future. The pro forma information does not give effect to planned synergies and cost savings. For example, the Company expects to achieve annual pretax cost savings of between $9 and $11 million through the elimination of redundant positions and other savings. The pro forma information also does not give effect to the Minor Acquisitions because the impact these acquisitions would have on the pro forma information is not material.

Pro Forma Information
(In Thousands except Per Share Data)

	Years ended December 31,	
	2005	**2004**
Revenues	$ 214,957	$ 223,752
Net income (loss)	$ (2,360)	$ 15,326
Net income (loss) to common stockholders	$ (2,360)	$ 15,326
Basic net earnings (loss) to common stockholders per share	$ (0.11)	0.84
Diluted net earnings (loss) to common stockholders per equivalent share	$ (0.11)	$ 0.73

On January 5, 2006, a subsidiary of the Company purchased substantially all of the assets and assumed certain liabilities of Soft Link Solutions, Inc., a provider of enterprise application services, for approximately $1,786,000 in cash and 216,241 shares of Company stock. Pursuant to the terms of the asset purchase agreement, we agreed to register the shares issued to Soft Link Solutions, Inc. for resale and, accordingly, included such shares in a Registration Statement on Form S-3 filed February 16, 2006. This Registration Statement has not yet been declared effective.

3. Property, Equipment and Software

Property, Equipment and Purchased Software

Property, equipment and purchased software consists of the following (in thousands):

	December 31,		Depreciable Lives
	2005	2004	(Years)
Computer equipment	$ 22,826	$ 12,907	5-7
Computer equipment acquired under capital leases (Note 7)	27,523	19,445	5
Furniture and office equipment	3,171	1,566	7
Leasehold improvements	10,335	9,225	*
Purchased software	12,349	8,603	5
Vehicles	153	153	3
	76,357	51,899	
Less accumulated depreciation and amortization, including $13,490 and $8,630 attributable to assets under capital leases at December 31, 2005 and 2004, respectively	(35,608)	(26,786)	
	$ 40,749	$ 25,113	

* Shorter of the useful life or the length of the lease.

Depreciation and amortization charged to operations was $8,828,000, $7,194,000, and $5,137,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

Deferred Software Costs

Deferred software costs consist of the following (in thousands):

	December 31,	
	2005	2004
Cost of internally-developed software and enhancements, including software under development	$ 7,407	$ 6,461
Accumulated amortization	(5,826)	(5,384)
	$ 1,581	$ 1,077

Amortization of deferred software costs charged to operations was $443,000, $554,000, and $616,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

4. Goodwill and Other Intangible Assets

Goodwill

Changes in Goodwill for the years ended December 31, 2005 and 2004 is as follows:

	Years ended December 31,	
	2005	2004
Goodwill, beginning of year	$ 103,177	$ 28,361
(i)Structure Acquisition	46,396	-
SMS Acquisition	1,166	40,929
IHS Acquisition	-	25,357
Minor Acquisitions	60	8,530
Goodwill, end of year	$ 150,799	$ 103,177

Other Intangible Assets

Other intangible assets consist of the following (in thousands):

	December 31, 2005	December 31, 2004
Acquired customer lists	$ 24,250	$ 14,851
Accumulated amortization	(4,397)	(2,523)
	$ 19,853	$ 12,328

Amortization charged to operations was $1,875,000, $931,000, and $354,000 for the years ended December 31, 2005, 2004, and 2003, respectively. The weighted average life of all customer lists is approximately 7.4 years. Future amortization expense related to customer lists is estimated as follows (in thousands):

Years ending December 31:	
2006	$ 3,499
2007	3,025
2008	2,739
2009	2,334
2010	2,075
Thereafter	6,181
	$ 19,853

5. Accrued Expenses

Accrued expenses consists of the following (in thousands):

	December 31, 2005	December 31, 2004
Payroll related accruals excluding taxes	$ 8,211	$ 1,619
Hardware leases and maintenance	2,211	1,412
Outside processing	2,108	389
Software licenses and maintenance	2,044	1,016
Interest	1,754	1,690
Payroll and sales taxes	988	463
Professional fees	860	958
Building rents	705	247
Other	1,838	479
	$ 20,719	$ 8,273

The Company assumed $14,975,000 in liabilities as part of the (i)Structure Acquisition, including $9,712,000 of payroll related accruals. These liabilities assumed reduced the purchase price paid.

6. Related Party Transactions

Due from related parties consists of the following (in thousands):

	December 31, 2005	December 31, 2004
Due from the Chairman, bearing interest at the Prime Rate (7.25% at December 31, 2005) plus 1% per annum, repayable, including accrued interest, on demand	$ 101	$ 94
Due from other officers, bearing interest at the Prime Rate, repayable, including accrued interest, on demand	153	144
Total due from related parties	$ 254	$ 238

In accordance with the Sarbanes-Oxley Act of 2002, no further advances have been made to the Company's officers since July 2002. The accounts have accrued interest. In February 2006, the amounts due from each of the Chairman and Vice Chairman were reduced by $50,000 by applying a portion of their respective bonuses against the balance due to the Company.

Employment Agreements

Chairman and Vice Chairman

Effective January 1, 2005, the Company entered into employment agreements with the Company's Chairman and Chief Executive Officer (the "Chairman"); and the Company's Vice Chairman, President and Chief Operating Officer (the "Vice Chairman"), replacing prior agreements originally signed as of November 1, 1999. The employment agreements each provide for, among other items: an initial annual base salary of $455,815; increases at the greater of the Cost of Living Index or as determined by the Compensation Committee of the Board of Directors; bonuses at the discretion of, and related to the satisfaction of goals to be determined by, the Board of Directors or the Compensation Committee; Company-paid medical, life and other group benefits; and the use of a current model auto and membership in a health club of the executive's choosing.

The Chairman's employment agreement provides for full-time employment for five years, three years part-time employment at 75% of the base salary then in effect, and two years of reduced part-time employment at 50% of the base salary then in effect. The Vice Chairman's employment agreement provides for full-time employment for two years, three years part-time employment at 75% of the base salary then in effect, and two years of reduced part-time employment at 50% of the base salary then in effect. During part-time periods, if they elect to remain on the Board of Directors, they will remain as Chairman and Vice-Chairman.

The employment agreements provide for lifetime pension benefits of $180,000 annually for the Chairman and $120,000 annually for the Vice Chairman, which will be paid beginning with the commencement of each executive's reduced part-time employment period. The Company will also continue to provide medical, life and disability benefits for life to the executives and their spouses. The Company will pay for a $2 million life insurance policy for the Chairman, and a $500,000 policy for the Vice Chairman. Each executive shall designate their beneficiaries.

The pension benefits payable to each of the Chairman and the Vice Chairman are not payable pursuant to a funded qualified pension plan. The Company did not make any contributions for 2005, and does not expect to contribute to this plan in 2006. The following tables provide a reconciliation of the changes in the executive plan's benefit obligations for the year ended December 31, 2005:

	2005
Reconciliation of benefit obligation	
Obligation at January 1	$ -
Service cost including expenses	347,836
Interest cost	20,870
Obligation at December 31	$ 368,706
Funded status	
Funded status at December 31	$ (389,352)
Unrecognized (gain) / loss	20,646

The following table provides the components of net periodic benefit cost for fiscal years 2005 and 2004:

	2005
Service cost	$ 347,836
Interest cost	20,870
Net periodic benefit cost	368,706
Settlement (gain) / loss	-
Net periodic benefit cost	$ 368,706

The assumptions used in the measurement of the company's benefit obligation are shown in the following table:

	Used for Net Benefit Cost in Fiscal Year 01/01/2005 to 12/31/2005	Used for Benefit Obligations as of 12/31/2005
Discount rate	6.00%	5.50%
Mortality:	1983 GAM (Male) Male and Female	1994 GAR Male and Female

The Company expects to have no payment obligation for the years 2006 through 2009, and expects to pay $1,080,000 for the years 2010 through 2014.

The Company may elect to defer compensation in excess of amounts deductible for Federal income tax purposes (currently $1,000,000), to the earlier of (1) a tax year where the compensation will be deductible, (b) the first anniversary of the termination of employment of the executive, or (c) the date on which the executive must pay Federal income tax on the amount.

The Chairman's employment agreement provides that no stock option awards will be granted through December 31, 2006, except at the sole discretion of the Board of Directors, or a duly authorized committee of the Board. The Vice Chairman's agreement provides that no stock option awards will be granted through December 31, 2006. In August 2004, the Chairman and Vice Chairman had been granted fully vested, non-qualified options to acquire 500,000 and 350,000 shares, respectively, of the Company's common stock at a price equal to the market price as of the date of grant. The options were granted pursuant to the Company's 2002 Stock Option and Stock Appreciation Rights Plan, as amended.

On January 21, 2005, the Chairman was awarded a fully vested, nonqualified option to acquire 750,000 shares of the Company's common stock at $25.00 per share (Note 9).

President of a Subsidiary

Effective October 1, 2004, Infocrossing Healthcare Services, Inc ("IHS"), a wholly-owned subsidiary of the Company, entered into an employee agreement with an executive who, during his term, shall serve as the President of IHS and report directly to the Board of Directors.

The employment agreement provides for an annual base salary of $250,000, reviewed no less than annually. The salary level achieved at any point shall be referred to as the "base salary." Also provided is the eligibility to earn a performance bonus with a target amount of $100,000, but payable in accordance with performance goals set forth by and at the discretion of the Compensation Committee of the Board of Directors of the Company. This bonus is to be paid no later than ninety (90) days following the end of the fiscal year.

The President of IHS was granted an option to acquire 50,000 shares of common stock of the Company, par value $.01 per share. The options will vest in equal amounts on October 1, 2004, 2005, and 2006. The options were granted pursuant to the terms and conditions of the Company's 2002 Stock Option and Stock Appreciation Rights Plan.

In the event that the President of IHS is terminated by the Company or resigns with good reason, as that term is defined in the employment agreement, he will be entitled under certain circumstances to severance equal to one year's base salary, paid monthly, unless during that twelve month period, he becomes employed or retained as a consultant by another company, in which event, he will receive 50% of the severance until the end of the twelve month period.

The President of IHS's employment agreement also provides that the Company will pay the difference between his former employer's retirement health plan and the Company's health plan up to an amount equal to the Company's health plan. Additionally, the Company shall purchase a disability insurance policy on his behalf and for his benefit under which he shall be eligible to receive annual payments in an amount equal to no less than 60% of the annual base salary in effect at the time he is determined to have become disabled.

Division Presidents

Michael D. Jones, who has been appointed by the Company as President – Information Technology Outsourcing, received a bonus of $1,150,000 in connection with the (i)Structure Acquisition. Mr. Jones also has a severance agreement with (i)Structure whereby if he is terminated by (i)Structure or the Company without cause, as that term is defined in the severance agreement, within six months of the (i)Structure Acquisition, he is entitled to a severance payment equal to $303,000, plus any accrued but unpaid vacation time, less any compensation (excluding the bonus payment noted above) actually earned during the period from the (i)Structure Acquisition to the date of termination.

Effective, January 1, 2006, the Company entered into an employment agreement with a divisional President of Enterprise Application Services ("EAS Division President") who shall report directly to the President of the Company.

The agreement has a term of three years and provides for, among other things, an annual base salary of at least $300,000, subject to review no less than annually. The salary level achieved at any point shall be referred to as the "base salary." Also provided is the eligibility to earn a bonus no more than one hundred percent (100%) of the base salary, in accordance with the parameters and satisfaction of performance goals to be determined by the Options and Compensation Committee of the Board of Directors of the Company. For calendar year 2006, the EAS Division President will earn a minimum bonus of $120,000 ("Guaranteed First Year Bonus"). Any bonus otherwise earned in 2006 shall be reduced by $120,000.

The EAS Division President was granted an option to acquire 75,000 shares of common stock of the Company, par value $.01 per share ("Common Stock"), vesting ratably at the end of each month of 2007. If he is actively employed January 1, 2008, the EAS Division President shall be granted an option to acquire an additional 50,000 shares vesting ratably at the end of each month of 2008. The options were and shall be granted pursuant to the Company's 2005 Stock Plan.

In the event that the EAS Division President is terminated by the Company without Cause or Good Reason, as those terms are defined in the agreement, he shall be entitled to severance which shall equal his semimonthly base salary at the time of termination plus any unpaid portion of the Guaranteed First Year Bonus, paid semimonthly, in arrears, during the Applicable Severance Period as defined in the agreement.

The EAS Division President will also receive a monthly automobile allowance in the amount of five hundred dollars ($500) per month to compensate for the business use of his personal automobile and the ability to share in benefits normally available to Company employees.

7. Notes Payable, Convertible Debt, and Capitalized Lease Obligations

Long-Term Debt consists of the following (in thousands):

	December 31,	
	2005	2004
Borrowing under a non-revolving loan facility	$ -	$ 24,375
Senior secured term loan	55,000	-
Senior secured revolving loan	5,000	-
Convertible debt due 2024 (a)	65,164	69,542
Capitalized lease obligations	14,121	10,198
	139,285	104,115
Less current portion	(15,551)	(3,683)
	$ 123,734	$ 100,432

(a) Face value of $72 million.

Acquisition Loan Facility

On November 30, 2005, Infocrossing, Inc., a Delaware corporation ("Infocrossing") entered into a $70 million senior secured credit facility (the "Credit Agreement"), with each of the banks and other financial institutions that either now or in the future are parties thereto as lenders (the "Lenders"), Bank of America, N.A., as sole and exclusive administrative and collateral agent and as a lender ("Bank of America"), and Banc of America Securities LLC, as sole and exclusive lead arranger and sole book manager ("Banc of America Securities"). Infocrossing's obligations under the Credit Agreement are unconditionally guaranteed by each of its domestic wholly-owned subsidiaries (the "Guarantors"). The Credit Agreement provides for a $55 million term loan facility, subject to amortization pursuant to the provisions of the Credit Agreement, and a $15 million revolving credit facility (including letter of credit subfacilities). The maturity date for both the term loan facility and the revolving credit facility is April 14, 2009. Loans outstanding under the Credit Agreement bear interest at LIBOR plus the Applicable Rate (as such term is defined in the Credit Agreement) or, at the option of Infocrossing, the alternate base rate (the greater of the Bank of America prime rate or the federal funds rate plus one half of one percent (0.50%)) plus the Applicable Rate (as such term is defined in the Credit Agreement). The terms of the Credit Agreement include various covenants including, but not limited to: a maximum leverage ratio; minimum consolidated earnings before interest, taxes, depreciation, and amortization; a minimum debt coverage ratio; and limitations on indebtedness, capital expenditures, investments, loans, mergers and acquisitions, stock issuances and repurchases, and transactions with affiliates. In addition, the terms of the Credit Agreement limit the Company's ability to pay cash dividends. The Company was in compliance with such covenants at December 31, 2005. The Credit Agreement also includes customary events of default, including, without limitation, payment defaults, cross-defaults to other indebtedness and bankruptcy-related defaults. If any Event of Default occurs and is continuing, the administrative agent upon instruction from a majority of the lenders may terminate the commitments and may declare all of Infocrossing's obligations under the Credit Agreement to be immediately due and payable.

In connection with the Credit Agreement, Infocrossing entered into a Security Agreement, dated November 30, 2005 (the "Security Agreement"), with the Guarantors, and Bank of America pursuant to which the Borrower and the Guarantors granted a security interest in certain collateral to the Administrative Agent, for the benefit of the Lenders. The pledged collateral includes substantially all of the grantors' accounts receivable, chattel paper, documents, general intangibles, instruments, inventory, letter-of-credit rights and supporting obligations, deposit accounts and proceeds of the foregoing. Infocrossing also entered into a securities pledge agreement, dated November 30, 2005 (the "Securities Pledge Agreement"), with certain of its subsidiaries (the "Pledgors") and Bank of America, pursuant to which Infocrossing and the Pledgors granted a security interest in certain equity securities held by them to the Administrative Agent for the benefit of the Lenders.

Principal payments due on the $55 million term loan facility are: $5,000,000 in 2006; $12,500,000 in 2007; $17,500,000 in 2008; and the balance due in 2009.

At December 31, 2005, the balance due on the revolving credit facility was $5,000,000, and the Company has $10,000,000 available. The Company pays 0.5% per annum on any unused credit line.

The descriptions above of the Credit Agreement, the Security Agreement and the Pledge Agreement are qualified in their entirety by the complete text of the Credit Agreement, the Security Agreement and the Pledge Agreement.

Borrowing under a Non-Revolving Loan Facility

On October 1, 2004, the Company borrowed $24,375,000 from a non-revolving loan facility to pay a portion of the cost of the IHS acquisition. Monthly principal payments of approximately $609,000 were to begin on July 1, 2007, and a final payment of $11,578,000 was scheduled to be made on March 15, 2009. On October 21, 2005, the Company repaid the outstanding balance of $24,375,000, plus accrued interest and a $12,500 prepayment penalty. The Company recorded interest expense of $256,000 in October 2005 to eliminate unamortized loan costs.

Convertible Debt

On July, 2004, the Company completed a private offering of $72,000,000 aggregate principal amount of 4.0% Convertible Senior Notes due July 15, 2024 (the "Notes"). Approximately $40,000,000 of the net proceeds from this offering was used to repay outstanding debt. The remaining balance was used to fund acquisitions and for general corporate purposes. Net proceeds after a discount of $2,520,000 and approximately $591,000 of costs and fees were approximately $68,889,000. The discount and loan costs are being amortized over the life of the Notes using the interest method. Interest on the Notes is payable semi-annually in arrears beginning on January 15, 2005.

The Notes are convertible, subject to certain conditions, at the option of the holder prior to maturity, into shares of the Company's common stock at a specified conversion price, subject to certain adjustments. The conversion price must be adjusted to reflect stock dividends, stock splits, issuances of rights to purchase shares of common stock and other events. Upon conversion, the Company will have the right to deliver to the holders, at its option, cash, shares of common stock, or a combination thereof. At the initial conversion price of $15.36, the $72,000,000 of Notes were convertible into 4,687,500 common shares. The Notes and the shares of common stock into which they may be converted may be resold pursuant to a registration statement on Form S-3 that became effective in August 2004. After the effective date of the registration statement and prior to the end of the 18th month thereafter, if the market price of the Company's common stock were to be less than 68.23% ($10.48) of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period, the conversion price would immediately be reduced by 17.38% (to $12.69 initially, subject to adjustment as noted above for stock dividends, splits, etc.) (the "Reset Adjustment"); provided that (i) the Reset Adjustment shall only be applicable to Notes that have been sold or otherwise distributed pursuant to the registration statement referred to above or pursuant to Rule 144(k) under the Securities Act (and such adjustment shall apply to all such Notes, regardless of whether they are so sold or distributed before or after adjustment), and (ii) there shall be no more than one Reset Adjustment during the term of the Notes. On August 5, 2005, the Reset Adjustment was triggered. As a result of the Reset Adjustment, the number of common shares into which the Notes are convertible is 5,673,759, an increase of 986,259 shares. The Reset Adjustment was valued in accordance with EITF 00-27, *"Application of Issue No. 98-5 – Certain Convertible Instruments"* at $4,596,000, and this amount was recorded as an increase to Additional Paid in Capital and as a discount to the carrying value of the Notes. This additional discount will be accreted to the carrying value of the Notes through a charge to interest expense over the life of the Notes.

At December 31, 2004, the unamortized discount was $6,836,000 and unamortized loan costs were $547,000.

The holders may convert their Notes into shares of the Company's common stock, at the conversion price in effect at the time, prior to the close of business on their stated maturity date under any of the following circumstances: (1) during any fiscal quarter if the market price per share of the Company's common stock for a period of at least 20 consecutive trading days during the 30 consecutive trading day period ending on the last day of the preceding fiscal quarter is more than 130% of the applicable conversion price; (2) on or before July 15, 2019, during the five business day period following any 10 consecutive trading day period in which the trading price for the Notes during such ten day period was less than 98% of the applicable conversion value for the Notes during that period, subject to certain limitations; (3) if the Notes have been called for redemption; or (4) upon the occurrence of specified corporate transactions, such as (1) distributions to the Company's common stockholders of rights to acquire shares of the Company's common stock at a discount; (2) distributions to the Company's common stockholders when the distribution has a per share value in excess of 5% of the market price of the Company's common stock; and (3) a consolidation, merger or binding share exchange pursuant to which the Company's common stock will be converted into cash, securities or other property. Upon a "change of control," as defined in the indenture, the holders can require the Company to repurchase all or part of the Notes for cash equal to 100% of principal plus accrued interest. A consolidation, merger, or binding exchange also may constitute a "change of control" in certain instances. If the "change of control" occurred prior to July 15, 2009, in certain instances, the Company may be required to pay a "make whole premium" as defined in the indenture when repurchasing the Notes.

The Company has a call option, pursuant to which the Notes may be redeemed, in part or in whole, for cash at any time on or after July 15, 2007 at a price equal to 100% of the principal amount of the Notes, plus accrued interest plus a "premium" if the redemption is prior to July 15, 2009, provided, however, the Notes are only redeemable prior to July 15, 2009 if the market price of the Company's common stock has been at least 150% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period. The "premium" referred to in the preceding sentence shall be in an amount equal to $173.83 per $1,000 principal amount of Notes, less the amount of any interest actually paid on such Notes prior to the redemption date.

The holders of the Notes may require that the Company purchase for cash all or a portion of the Notes on July 15, 2009, 2014, and 2019 at a repurchase price equal to 100% of the principal amount of the Notes plus any accrued interest. There are no financial covenants, other than a limitation on incurring of additional indebtedness, as defined in the indenture. We are not restricted from paying dividends, or issuing other securities, or repurchasing other securities issued by us under the terms of the indenture.

Capital Lease Obligations

Assets subject to capital lease agreements are reflected in property and equipment as capital leases. During the years ended December 31, 2005, 2004, and 2003, the Company entered into capital leases aggregating approximately $8,302,000, $5,942,000, and $2,475,000, respectively, excluding those assumed in business combinations.

The following is a schedule of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments (amounts in thousands):

Years ending December 31:		
2006	$	6,563
2007		4,982
2008		3,153
2009		1,132
Total minimum lease payments		15,830
Less amount representing interest		(1,709)
Present value of net minimum lease payments		14,121
Less current portion of obligations under capital leases		(5,551)
Long-term portion	$	8,570

8. Income Taxes

The significant components of provision (benefit) for income taxes consists of (in thousands):

	Years ended December 31,		
	2005	**2004**	**2003**
Current tax provision (benefit):			
Federal	$ -	$ 60	$ -
State and local	560	(49)	42
Deferred tax provision (benefit)	1,592	(12,550)	-
Provision (benefit) for income taxes	$ 2,152	$ (12,539)	$ 42

A reconciliation of income taxes computed at the federal statutory rate to (benefit) provision for income tax is as follows (in thousands):

	Years ended December 31,		
	2005	**2004**	**2003**
Tax provision computed at the statutory rate	$ 1,599	$ 2,612	$ 468
Increase (decrease) in taxes resulting from:			
State and local income taxes, net of federal income taxes	489	361	28
Non-deductible expenses	43	28	17
Benefit of tax credits	-	-	(471)
Change in valuation allowance	-	(15,207)	-
Other, net	21	(333)	-
	$ 2,152	$ (12,539)	$ 42

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	December 31, 2005	December 31, 2004
Deferred tax assets:		
Accrued liabilities	$ 419	$ 1,211
Allowance for doubtful accounts	194	132
Deferred rent	648	519
Deferred revenue	1,135	61
Net operating loss	18,179	15,342
Stock option exercise	1,680	967
Other	217	303
	22,472	18,535
Deferred tax liabilities:		
Depreciation and amortization	(1,976)	(1,942)
Goodwill and intangible assets	(4,573)	(709)
Deferred software costs	(658)	(447)
Other deferred costs	(608)	-
	(7,815)	(3,098)
Net tax assets	14,657	15,437
Valuation allowance	(2,462)	(2,462)
Net deferred taxes	$ 12,195	$ 12,975

In 2005 and 2004, the Company recorded $713,000 and $967,000 of deferred taxes attributable to the disqualifying disposition of stock options, directly increasing additional paid in capital.

As of December 31, 2003, the Company had established a valuation allowance of approximately $15.2 million against its deferred tax assets. As of December 31, 2004, the Company released the entire valuation allowance that was established as of December 31, 2003. The Company believes that it is more likely than not that it will be able to realize its deferred tax assets through expected future profits.

As of December 31, 2005 and 2004, the Company has recorded a valuation allowance of approximately $2.5 million against deferred tax assets related to approximately $5.9 million of net operating loss carryforwards acquired in the SMS Acquisition due to the uncertainty of realizing a tax benefit from that deferred tax asset.

During 2005 the Company generated a net operating loss for federal income tax purposes due to the timing of certain deductions. At December 31, 2005, the Company had net operating loss carryforwards of approximately $42 million for federal income tax purposes that begin to expire in 2019. The use of these net operating loss carryforwards is limited under Section 382 of the Internal Revenue Code.

The Company reviews its deferred tax asset on a quarterly basis to determine if a valuation allowance is required, primarily based on its estimate of future taxable income. Changes in the Company's assessment of the need for a valuation allowance could give rise to adjustments in the valuation allowance and tax expense in the period of change.

At December 31, 2005, the Company has federal alternative minimum tax credit carryforwards of approximately $44,000 that do not expire.

9. Stockholders' Equity

Preferred Stock

The Company is authorized to issue up to 3,000,000 shares of preferred stock, $0.01 par value. The preferred stock may be issued in one or more series, the terms of which may be determined by the Board of Directors without further action by the stockholders, and may include voting rights (including the right to vote as a series on certain matters), preferences as to dividends and liquidation conversion, redemption rights, and sinking fund provisions. At December 31, 2005, no preferred shares are outstanding.

Series A Preferred Stock

In a private placement in May 2000, the Company issued 157,377 shares of redeemable 8% Series A Cumulative Convertible Participating Preferred Stock (the "Series A Preferred Stock") and warrants to purchase 2,531,926 shares of the Company's common stock at an exercise price of $0.01 per share (the "Investor Warrants"). The net proceeds were divided between the initial carrying values of the Investor Warrants and the Series A Preferred Stock (approximately $28 million and $30 million, respectively). The difference between the carrying value and the $60 million face value of the Series A Preferred Stock was then accreted as a monthly charge against retained earnings using the interest method. Accumulated and accrued unpaid dividends also increased the carrying value of the Series A Preferred Stock through a charge to retained earnings.

On October 21, 2003, the Company purchased and retired all the outstanding Series A Preferred Stock, including any dividends payable thereon, and all the Investor Warrants for $80,000,000, using $55,000,000 in cash from the proceeds of the first of two private stock offerings discussed below and issuing $25,000,000 in notes, which have subsequently been repaid.

Common Stock

The Company is authorized to issue up to 50,000,000 shares of common stock, $0.01 par value. The holders of common stock are entitled to one vote per share. There is no cumulative voting for the election of directors. Subject to the prior rights of any series of preferred stock which may be outstanding in the future, holders of common stock are entitled to receive ratably any dividends as may be declared by the Board of Directors of the Company out of legally available funds, and upon the liquidation, dissolution, or winding up of the Company, are entitled to share ratably in all assets remaining after the payment of liabilities, and payment of accrued dividends and liquidation preferences on the preferred stock outstanding, if any. Certain provisions of a credit agreement to which the Company is a party do not permit the payment of cash dividends on common stock.

Holders of common stock have no preemptive rights, and have no rights to convert their common stock into any other security.

Private Stock Offerings

On October 21, 2003, the Company sold 9,739,111 shares of common stock and five year warrants to purchase 3,408,689 shares of common stock (the "PIPE Warrants") for a net aggregate amount of approximately $69,942,000. The PIPE Warrants have an exercise price of $7.86 per share and expire in October 2008. The private stock offering was made only to accredited investors in a transaction exempt from the registration requirements of the Securities Act of 1933. The net proceeds of the private stock offering were principally used to fund the redemption of Series A Preferred Stock and Investor Warrants discussed above, the repayment of outstanding debentures as noted below, and to pay related fees and expenses. The remainder of the proceeds was used for working capital purposes. On February 12, 2004, a Registration Statement on Form S-3, filed by the Company on behalf of the private stock offering investors as selling shareholders, was declared effective. The Company does not receive any proceeds from any sales of stock under this registration statement.

In 2004, holders of PIPE Warrants to purchase 825,706 shares exercised their warrants for cash, resulting in proceeds to the Company of approximately $6,490,000. In addition, four holders exercised warrants to purchase 705,388 shares by surrendering warrants for 389,412 shares in cashless exercises. The shares underlying the surrendered warrants had, at the respective exercise dates, market values equal to the exercise price of the total of the warrants, $5,544,350 in the aggregate. The holders received net shares totaling 315,976. No PIPE Warrants were exercised in 2005.

On March 31, 2004, the Company sold 2,917,000 shares of common stock for a net aggregate amount of approximately $28,240,000. The private stock offering was made only to accredited investors in a transaction exempt from the registration requirements of the Securities Act of 1933. The net proceeds of the private stock offering were principally used to fund a portion of the purchase price of IFOX West as described in Note 2. On June 10, 2004, a Registration Statement on Form S-3, filed by the Company on behalf of the private stock offering investors as selling shareholders, was declared effective. The Company does not receive any proceeds from any sales of stock under this registration statement.

Private Sale of Debentures with Warrants

In connection with the issuance in February 2002 of debentures, the Company issued warrants (the "Debenture Warrants") to purchase up to 2,000,000 shares of the common stock of the Company. The Debenture Warrants have an exercise price of $5.86 per share and expire on January 31, 2007. On October 21, 2003, the Company repaid the debentures and, in accordance with the debenture agreement, cancelled Debenture Warrants to purchase 937,500 shares of common stock. The remaining 1,062,500 Debenture Warrants have not been exercised.

Other Warrants

In February 2001, the Company issued a warrant to purchase 65,000 shares of the Company's common stock at $18.00 per share in settlement of any future contingent consideration payable under an agreement to purchase the assets of a business. This warrant has a ten year life. The fair value of the warrant of $146,900, calculated using the Black-Scholes pricing model, was recorded as additional goodwill relating to the related acquisition.

On June 5, 2000, the Company issued warrants to former debt holders to purchase 30,000 shares of the Company's common stock at $19.25 per share as consideration for the settlement of all other potential equity interests in the Company held by them. The warrants were immediately exercisable and expired unexercised on June 5, 2004.

On January 13, 2004, the Company issued warrants to a new client to purchase 50,000 shares of the Company's common stock at $15.00 per share in connection with the signing of a five-year contract. The warrants are immediately exercisable and expire January 13, 2009. The fair value of the warrants of $137,300, calculated using the Black-Scholes pricing model, is being amortized over the term of the contract with the client.

Stock Plan and Stock Option Plans

2005 Stock Plan

On June 13, 2005, the stockholders approved a Board of Directors resolution establishing the Company's 2005 Stock Plan (the "2005 Plan"). The Company has reserved 1,000,000 of the authorized shares of Common Stock for issuance under the 2005 Plan. Unless terminated earlier, the 2005 Plan will terminate on the tenth anniversary of the day immediately preceding the date on which the 2005 Plan was approved by the stockholders.

The 2005 Plan and the 2002 and 1992 Plans described below (collectively, the "Plans") are administered by a committee (the "Committee") consisting of at least three Directors provided, however, that the composition of such committee shall comply with applicable rules of the Securities and Exchange Commission, as may be amended from time to time, and applicable listing requirements, as may be amended from time to time.

The Committee has full power to select from among the persons eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants and to determine the specific terms of each award, subject to the provisions of the Plan. Persons eligible to participate in the Plan generally will be those officers, employees and Directors of the Company and consultants to the Company who are responsible for or contribute to the management, growth or profitability of the Company, as selected from time to time by the Committee.

Stock Options Granted to Employees. The 2005 Plan permits the granting of both incentive stock options ("Incentive Options") and non-qualified stock options ("Non-Qualified Options") to Company employees. The exercise price of each option shall be determined by the Committee but shall not be less than 100% of the fair market value for the shares on the date of grant.

The term of each option shall be fixed by the Committee and may not exceed 10 years from the date of grant. The Committee shall determine at what time or times each option may be exercised and, subject to the provisions of the 2005 Plan, the period of time, if any, after death, disability or termination of employment during which options may be exercised. Options may also be made exercisable in installments.

To qualify as Incentive Options, options must meet additional federal tax requirements, as may be amended from time to time, including limits on the value of shares subject to Incentive Options which first become exercisable in any one year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.

Stock Options Granted to Non-Employee Directors and Consultants. The 2005 Plan permits the granting of Non-Qualified Options to non-employee officers and Directors of the Company and to consultants to the Company. The exercise price of such Non-Qualified Options shall be determined by the Committee and shall not be less than 100% of the fair market value of the Common Stock on the date of grant.

The term of each option shall be fixed by the Committee and may not exceed 10 years from the date of grant. The Committee shall determine at what time or times each option may be exercised and, subject to the provisions of the 2005 Plan, the period of time, if any, after death, disability or termination of employment during which options may be exercised. Options may also be made exercisable in installments.

Upon exercise of options, the option exercise price must be paid in full either (i) in cash (ii) with the approval of the Committee (which may be withheld in its sole discretion), by the surrender of shares of the Company's common stock then owned by the grantee, (iii) from the proceeds of a loan from an independent broker-dealer whereby the loan is secured by the option or the stock to be received upon exercise, or (iv) by any combination of the foregoing and with the approval of the Committee (which may be withheld in its sole discretion) may be affected wholly or in part by monies borrowed from the Company pursuant to repayment terms and conditions as shall be determined from time to time by the Committee, in its discretion, separately with respect to each exercise of an Incentive Option and each grantee; provided, that each such method and time for payment and each such borrowing and terms and conditions of repayment shall then be permitted by and be in compliance with applicable law.

Stock Appreciation Rights. At the discretion of the Committee, options granted under the 2005 Plan to officers, employees, Directors or consultants may include stock appreciation rights. The exercise price of each stock appreciation right shall be determined by the Committee but shall not be less than 100% of the fair market value for the underlying shares on the date of grant. Such stock appreciation rights are only exercisable with their related stock options. Upon exercise of a stock appreciation right a grantee shall be entitled to receive in stock the difference between the current fair market value of common stock and the original exercise price of the underlying stock option. Stock appreciation rights not exercised with the exercise of the underlying option will automatically terminate.

Restricted Stock and Unrestricted Stock. The Committee may also award shares of Common Stock subject to such conditions and restrictions as the Committee may determine ("Restricted Stock"). The purchase price, if any, of shares of Restricted Stock shall be determined by the Committee.

Recipients of Restricted Stock must enter into a Restricted Stock award agreement with the Company, in such form as the Committee determines, setting forth the restrictions to which the shares are subject and the date on which the restrictions will lapse and the shares become vested. The Committee may at any time waive such restrictions or accelerate such dates. If a participant who holds shares of Restricted Stock terminates the relationship with the Company for any reason (including death) prior to the vesting of such Restricted Stock, the Company shall have the right to require the forfeiture of such Restricted Stock in exchange for the amount, if any, which the participant paid for them. Prior to the vesting of Restricted Stock, the participant will have all rights of a stockholder with respect to the shares, including voting and dividend rights, subject only to the conditions and restrictions set forth in the 2005 Plan or in the Restricted Stock award agreement.

The Committee may also grant shares (at no cost or for a purchase price determined by the Committee) which are free from any restrictions under the 2005 Plan ("Unrestricted Stock"). Unrestricted Stock may be issued in recognition of past services or other valid consideration.

Adjustments for Stock Dividends, Mergers, Etc. The Committee shall make appropriate adjustments in connection with outstanding awards to reflect stock dividends, stock splits and similar events. In the event of a merger, liquidation or similar event, the Committee in its discretion may provide for substitution or adjustments.

Amendments and Termination. The Board of Directors may at any time amend or discontinue the 2005 Plan. Moreover, no such amendment, unless approved by the stockholders of the Company, as may be required under (i) applicable rules of the Securities and Exchange Commission, as may be amended from time to time, or (ii) if the Stock is listed on a national securities exchange or the Nasdaq system, with applicable listing requirements, as may be amended from time to time, or (iii) with respect to Incentive Stock Options, as required under applicable federal tax law or regulations, as may be amended from time to time.

2002 and 1992 Stock Option Plans

On June 25, 2002, the stockholders approved the Company's 2002 Stock Option and Stock Appreciation Rights Plan (the "2002 Plan"). In September 1992, the Company had adopted the 1992 Stock Option and Stock Appreciation Rights Plan (as subsequently amended and restated, "the 1992 Plan") that provided for the granting of options to employees, officers, directors, and consultants for the purchase of common stock. The material features of the 1992 Plan and the 2002 Plan are substantially the same. Incentive stock options could be granted only to employees and officers of the Company, while non-qualified options could be issued to directors and consultants, as well as to officers and employees of the Company. Both the 1992 Plan and the 2002 Plan provided a maximum exercise period of ten years. Qualified options granted to a 10% or greater stockholder had to have a maximum term of five years under Federal tax rules. As a matter of practice, except with respect to a 10% or greater stockholder, the typical exercise period for options granted under the 2002 and 1992 Plans was ten years from the date of grant.

Upon adoption of the 2005 Plan, the resolution of the Board of Directors stipulated that no further grants be made pursuant to the 2002 Plan. The grants previously made under the 2002 Plan will not be affected. The number of authorized shares available in the 2002 Plan is equal to the total unexercised options remaining at any time. At December 31, 2005, the number of unexercised options in the 2002 Plan was 2,473,160.

Upon adoption of the 2002 Plan, the resolution of the Board of Directors stipulated that no further grants be made pursuant to the 1992 Plan. The grants previously made under the 1992 Plan will not be affected. The number of authorized shares available in the 1992 Plan is equal to the total unexercised options remaining at any time. At December 31, 2005, the number of unexercised options in the 1992 Plan was 855,482.

Activity in the Plans during the periods from December 31, 2002 through December 31, 2005 is as follows:

	Number of Options	Exercise Price Range	Weighted Average Exercise Price
Options outstanding, December 31, 2002	1,406,935	$3.25 - $37.78	$8.93
Options granted	228,750	$6.27 - $9.91	$8.34
Options exercised	(19,034)	$4.50 - $7.71	$5.57
Options cancelled	(85,897)	$4.63 - $27.25	$11.64
Options outstanding, December 31, 2003	1,530,754	$3.25 – 37.78	$8.73
Options granted	1,844,750	$6.98 - $17.38	$13.66
Options exercised	(345,668)	$3.25 – $12.59	$5.66
Options cancelled	(17,231)	$4.86 – $29.98	$10.06
Options outstanding, December 31, 2004	3,012,605	$3.63 – $37.78	$12.10
Options granted	470,250	$7.365 - $18.43	$10.18
Options granted in excess of market	750,000	$25.00	$25.00
Options exercised	(473,962)	$3.875 - $13.68	$12.44
Options cancelled	(73,251)	$4.00 - $27.25	$15.21
Options outstanding, December 31, 2005	3,685,642	$3.63 - $37.78	$14.37

Additional information regarding exercise price ranges of options outstanding:

Exercise Price Range	Number of Options Outstanding	Weighted Average Exercise Prices	Weighted Average Contractual Life Remaining (Years)	Number of Options Exercisable	Weighted Average Exercise Price of Exercisable Options
$3.63 - $5.44	97,780	$5.06	3.4	97,780	$5.06
$5.45 - $8.16	296,196	$7.09	6.8	293,196	$7.09
$8.17 - $12.23	1,861,242	$10.73	7.2	1,654,414	$10.87
$12.24 - $18.35	599,774	$16.60	8.3	337,672	$16.37
$18.36 - $27.53	823,150	$24.51	2.8	793,200	$24.74
$27.54 - $37.78	7,500	$34.80	4.1	7,500	$34.80
	3,685,642			3,183,762	

There were 3,183,762, 2,445,576, and 1,262,972 options exercisable at December 31, 2005, 2004, and 2003, respectively. At December 31, 2005, there are 643,000 options available for future grant, of which 125,000 are reserved pursuant to an executive's employment agreement (See Note 6) and 11,750 are reserved for promised issuances, subject to Committee approval.

At December 31, 2005, the Company has reserved 3,055,095 common shares for issuance upon exercise of the following warrants: (i) 1,062,500 shares exercisable at $5.86 per share expiring January 31, 2007; (ii) 65,000 shares exercisable at $18.00 per share expiring September 16, 2010; (iii) 50,000 shares exercisable at $15.00 per share expiring January 13, 2009; and (iv) 1,877,595 shares exercisable at $7.86 per share expiring October 20, 2008.

At December 31, 2005, the Company had reserved 5,673,760 shares for issuance upon the potential exchange of the $72,000,000 outstanding convertible notes (see Note 7). Total shares reserved for exchange of convertible debt and the exercise of warrants and options (including options available for grant) is 13,057,497.

Option Granted in Excess of Market

On January 21, 2005, the Chairman was awarded a fully vested, nonqualified option to acquire 750,000 shares of the Company's common stock at $25.00 per share. The average of the high and low prices for one share of the Company's common stock on the date of the grant was $16.995. The award was made pursuant to the 2002 Plan. The purpose of the grant is to mitigate the financial impact on the Chairman for having provided options at $25.00 per share on 750,000 shares of the Company's common stock owned by him to the purchasers (including their successors and assigns) of the Series A Preferred Stock.

10. Commitments and Contingencies

Lease Obligations

Operating leases for facilities extend through December 31, 2025. Several of these leases contain escalation clauses, which cause the amounts paid each year to increase by a stated amount or percentage. The Company records as expense, however, a fixed amount representing the average of these varying payments. The difference between the cash payments and the expense recorded is deferred rent. The Company's obligation under certain of these leases are secured by either a cash deposit or a standby letter of credit, and aggregated $544,000 at December 31, 2005 and $618,000 at December 31, 2004. The standby letter of credit is collateralized by a cash investment that has been classified, along with the cash deposits, as a long-term asset. Total expense for occupancy costs was approximately $7,046,000, $3,989,000, and $2,492,000 for the years ended December 31, 2005, 2004, and 2003.

The Company leases certain of its data center equipment, various items of office equipment, and vehicles under standard commercial operating leases. The Company also has fixed-term obligations for software licenses and for disaster recovery services.

Approximate minimum future lease payments for real estate and other operating leases, software licenses, communications and disaster recovery services are as follows (in thousands):

Years ending December 31,		
2006	$	31,441
2007		20,337
2008		17,864
2009		16,167
2010		5,960
Thereafter		59,173
	$	150,942

The Company sublet approximately 12,000 square feet in its California facility through February 28, 2006. Income from this sublease is approximately $202,000 in 2005 and will be approximately $32,000 in 2006.

Legal Proceedings

On November 1, 2004, the Company was served with a summons and complaint in a lawsuit commenced by two former employees of ITO Acquisition Corporation d/b/a Systems Management Specialists, now known as Infocrossing West, Inc. ("West") filed in the Superior Court of California, Orange County (Case No. 04CC10709). Plaintiffs asserted that they had been induced to join West in 2002 based on promises of receiving equity interests and options to acquire additional equity in West.

West is indemnified pursuant to the Stock Purchase Agreement between us and ITO Holdings, LLC ("Holdings") dated as of March 3, 2004 (the "SPA") for breaches of numerous representations and warranties contained in the SPA. Holdings represented and warranted to the Company, among other things, that it owned all of West's capital stock and there were no other equity interests or commitments relating to West's capital stock.

All matters were settled as of July 22, 2005. The settlement did not have any financial impact on the Company. The entire settlement was paid from an escrow account with respect to which Holdings was the beneficiary. The escrow account had been established at the closing of the acquisition in the event of an indemnification claim against Holdings.

11. Retirement Plans

The Company maintains a 401(k) Savings Plan covering all eligible employees who have attained the age of 21 years and worked at least 1,000 hours in a one-year period. Plan participants may elect to contribute up to 100% of covered compensation each year, to the IRS maximum. Eligible participants may elect deferral contributions in excess of legal or plan limits under Code section 414(v), EGTRRA "Catch-up" contributions. The Company may make matching contributions at the discretion of the Board of Directors. The Company has not made any matching contributions. The administrative costs of the Plans are borne by the Company.

12. Quarterly Financial Information (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2005 and 2004 (in thousands except per share data):

	Three Months Ended:			
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Revenues	$ 37,527	$ 35,194	$ 34,094	$ 41,191
Net income (loss)	$ 2,437	$ 124	$ 113	$ (101)
Net income (loss) per basic common share	$ 0.12	$ 0.01	$ 0.01	$ (0.01)
Net income (loss) per diluted common share	$ 0.11	$ 0.01	$ 0.01	$ (0.01)

	Three Months Ended:			
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Revenues	$ 15,176	$ 24,611	$ 26,445	$ 38,717
Net income (loss)	$ 775	$ (262)	$ 2,041	$ 17,409
Net income (loss) per basic common share	$ 0.05	$ (0.01)	$ 0.11	$ 0.91
Net income (loss) per diluted common share	$ 0.05	$ (0.01)	$ 0.10	$ 0.68

FORWARD LOOKING STATEMENTS

Statements made in this Annual Report, including the accompanying financial statements and notes, other than statements of historical fact, are forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance, including statements relating to products, customers, suppliers, business prospects and effects of acquisitions. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "expect," "anticipate," "intend," "plan," "believe," "estimate," "potential," or "continue," the negative of these terms or other comparable terminology. These statements involve a number of risks and uncertainties and as such, final results could differ from estimates or expectations due to a number of factors including, without limitation: incomplete or preliminary information; changes in government regulations and policies; continued acceptance of our products and services in the marketplace; competitive factors; closing contracts with new customers and renewing contracts with existing customers on favorable terms; expanding services to existing customers; new products; technological changes; our dependence on third party suppliers; intellectual property rights; difficulties with the identification, completion, and integration of acquisitions, including the integration of Verizon Information Technologies Inc., now known as Infocrossing Healthcare Services, Inc. and the completion of the integration of (i)Structure, LLC; and other risks and uncertainties including those set forth in this Annual Report that could cause actual events or results to differ materially from any forward-looking statement. For any of these factors, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, as amended.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report and are based on information currently and reasonably known to us. We undertake no obligation to release any revisions to or update these forward-looking statements to reflect events or circumstances that occur after the date of this Annual Report or to reflect the occurrence or effect of anticipated or unanticipated events.

RECONCILIATION OF NET INCOME TO EBITDA

(IN THOUSANDS)

	YEARS ENDED DECEMBER 31,				
	2005	**2004**	**2003**	**2002**	**2001**
Net income (loss)	$ 2,573	$ 19,963	$ 1,356	$ 1,137	$ (36,524)
Add (deduct):					
Income tax provision (benefit)	2,152	(12,539)	42	(208)	697
Net interest expense	6,214	5,457	2,498	1,965	(886)
Depreciation and amortization	11,146	8,679	6,104	5,981	4,148
EBITDA	$ 22,085	$ 21,560	$ 10,000	$ 8,875	$ (32,565)

Certain reclassifications were made to prior period amounts to conform to the current presentation.

RECONCILIATION OF CASH FROM OPERATIONS WITH FREE CASH FLOW

(IN THOUSANDS)

	YEARS ENDED DECEMBER 31,	
	2005	2004
Cash flow provided by operations	$ 21,944	$ 6,316
Less:		
Purchases of property and equipment including software costs deferred	(5,262)	(1,823)
Free Cash Flow	$ 16,682	$ 4,493

EBITDA and free cash flow are measures of our performance that are not required by, or presented in accordance with, GAAP. EBITDA and free cash flow are not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, income (loss) from operating activities, cash flow from operations or any other performance measures derived in accordance with GAAP.

CORPORATE DIRECTORY

BOARD OF DIRECTORS

ZACH LONSTEIN
Chairman & Chief Executive Officer
Infocrossing, Inc.

ROBERT B. WALLACH
Vice Chairman, President &
Chief Operating Officer
Infocrossing, Inc.

PETER J. DAPUZZO
Retired
Former President, Cantor,
Fitzgerald & Co., - Equities Division

JEREMIAH M. HEALY
Independent Consultant
Former Chief Financial Officer
& Vice President
Ge-Ray Holdings Company Inc.

KATHLEEN PERONE
President, XLNT Technologies, Inc.

HOWARD L. WALTMAN
Retired
Former Chairman & currently
a director of Express Scripts, Inc.

For a complimentary copy of the Company's Annual Report on Form 10-K for December 31, 2005, send a written request to:

Secretary
2 Christie Heights Street
Leonia, NJ 07605

You may also call investor relations at (201) 840-4700 or send an email to investor_relations@infocrossing.com.

EXECUTIVE OFFICERS

ZACH LONSTEIN
Chairman of the Board of Directors &
Chief Executive Officer

ROBERT B. WALLACH
Vice Chairman, President &
Chief Operating Officer

LEE C. FIELDS
Executive Vice President
Marketing & Business Development

RICHARD GIORDANELLA
President, Enterprise Application Services

MICHAEL JONES
President, IT Outsourcing Services

NICHOLAS J. LETIZIA
Senior Vice President, General Counsel & Secretary

MICHAEL J. LUEBKE
President, Infocrossing Healthcare Services

WILLIAM J. MCHALE, JR.
Chief Financial Officer, & Senior Vice President, Finance & Treasurer

MICHAEL L. WILCZAK
Senior Vice President
Corporate Development

CORPORATE HEADQUARTERS

Infocrossing, Inc.
2 Christie Heights Street
Leonia, NJ 07605
Telephone (201) 840-4700
Facsimile (201) 840-7250

SIGNIFICANT SUBSIDIARIES

Infocrossing Southeast, Inc.

Infocrossing West, Inc.

Infocrossing Healthcare Services, Inc.

Infocrossing EAS, Inc.

(i)Structure, LLC

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young, LLP
5 Times Square
New York, New York 10036
Telephone (212) 773-3000

TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer & Trust Co.
17 Battery Place
8th Floor
New York, New York 10004
Telephone (212) 509-4000

STOCK MARKET

The Nasdaq stock market National Market System – Symbol IFOX

INTERNET SITE

http://www.infocrossing.com


BUILDING STRENGTH

ANNUAL REPORT 2005


infocrossing

www.infocrossing.com • 866-779-IFOX (4369) • info@infocrossing.com